FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the months of September 2004

Commission File No. 000-19865

                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                    Form 20-F     X          Form 40-F
                              ---------                -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No       X
                      -------------              --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report

No.       Document

1.        Cedara Software Corp. Material Change Report filed September 24, 2004

                                                                Document No. 1

                                 Form 51-102F3
                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         Cedara Software Corp. ("Cedara")
         6509 Airport Road
         Mississauga, Ontario
         L4V 1S7

Item 2   Date of Material Change
         September 14, 2004 and September 15, 2004

Item 3   News Release
         The news releases attached hereto as Schedule A with respect to the material change referred to in this report were issued through Canada News Wire on September 14, 2004 and September 16, 2004.

Item 4   Summary of Material Change
         Cedara has signed a definitive merger agreement, dated as of September 14, 2004 (the "Merger Agreement"), pursuant to which it will acquire all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"), a privately-held provider of Picture Archiving and Communications Systems and web-based medical imaging radiology solutions based in Burlington, Massachusetts (the "Transaction"). The definitive terms and conditions of the Transaction are set out in the Merger Agreement, attached hereto as Schedule B.

Item 5   Full Description of Material Change
         Pursuant to the Merger Agreement Cedara has agreed to acquire all of the issued and outstanding shares of eMed. The Transaction is expected to close within approximately 30 days, upon obtaining the consent of eMed's shareholders and the satisfaction of other customary closing conditions as provided in the Merger Agreement. The consent of eMed's shareholders to the Transaction was obtained on September 15, 2004 as announced by the press release dated September 16, 2004 attached hereto in Schedule A.

         If the Transaction proceeds, Cedara will pay cash consideration of US$48 million (approximately Cdn.$62 million) for all of the issued and outstanding shares of eMed. Cedara intends to finance the Transaction through a combination of its own cash reserves and through bank financing.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7   Omitted Information
         None.

Item 8   Executive Officer
         Further information regarding the matters described in this report may be obtained from Mr. Brian Pedlar, Chief Financial Officer of Cedara, who is knowledgeable about the details of the material change and may be contacted at (905) 672-2100 (ext. 2015).

Item 9   Date of Report
         September 24, 2004.

        (signed) "Brian Pedlar"
        ------------------------------
        Brian Pedlar

                                  SCHEDULE A
          PRESS RELEASES - SEPTEMBER 14, 2004 AND SEPTEMBER 16, 2004

                           [CEDARA GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                (a)     News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com
---------------


               Cedara Software Corp. Signs Agreement to Acquire
             eMed Technologies Corporation, a Leading Provider of
            Radiology Picture Archiving and Communications Systems



TORONTO, September 14, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, today announced that it has signed a definitive agreement pursuant to which it will acquire all of the issued and outstanding shares of eMed Technologies Corporation of Burlington, Massachusetts, a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions.

eMed recorded sales of approximately US$24 million (approximately Cdn$31 million) in its last fiscal year, has a clean balance sheet, a strong working capital position and has been consistently profitable over the last 24 months.

Cedara will pay a cash consideration of US$48 million (approximately Cdn$62 million) for the acquisition. eMed will become a wholly owned subsidiary of Cedara. The acquisition is expected to close within approximately thirty days, upon obtaining the consent of eMed's shareholders and the satisfaction of other customary closing conditions. Cedara intends to pay for eMed through a combination of its own cash reserves and through bank financing.

eMed has consistently been rated highly by KLAS, which ranks all major healthcare and PACS vendors. According to leading industry analyst Frost and Sullivan*, more than 80% of hospitals and more than 90% of imaging centers in the United States have yet to implement their first PACS for managing, sharing, and distributing patient images and information. The pace of adoption of PACS by radiologists, imaging centers and hospitals is accelerating dramatically.

Abe Schwartz, Cedara CEO, stated, "This transaction is tremendous news for the customers, staff and investors of Cedara and eMed. Together, the companies going forward will be a much better, stronger combined company. There will be opportunities to capture greater market share, increase job opportunities, and develop better product capabilities for our customers".

Mark Smith, eMed CEO, stated, "The combination of Cedara and eMed provides a unique opportunity to offer superior solutions to the radiology marketplace. After years of working together, each organization has a genuine respect for the products and skills we collectively bring to the market. This transaction will enhance our ability to introduce powerful new products and allow us to expand internationally, creating further opportunities to expand our combined business."

According to Mr. Schwartz and Mr. Smith, "Cedara and eMed complement each other very well:

     o Cedara specializes in providing radiology software to medical device manufacturers and healthcare information technology providers such as GE, Siemens, Philips, Toshiba, Hitachi, Cerner and eMed;

     o eMed specializes in selling radiology solutions directly to imaging centers and hospitals;

     o eMed's sizeable installed base in the United States will provide a good opportunity for its sales force to promote Cedara's clinical applications and other image management technologies;

     o Cedara intends to utilize its strong global channel to promote eMed solutions worldwide;

     o The combined company will have approximately 350 employees in the United States and Canada, leveraging the strengths of two leading solution providers in the medical information management market."

Mr. Smith has agreed to stay on as CEO of eMed. No material change to the structure of the organization is envisioned.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:

Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------

* Source: Frost and Sullivan, North American Turnkey Radiology Picture Archiving and Communications Systems (PACS) Markets, June 2004.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

About eMed Technologies:

eMed offers a complete technology solution for improving the business of radiology. eMed combines sophisticated image management technology, integrated front office workflow, and powerful eMed.net web applications - A practical and affordable solution that is transforming the way private radiology groups, imaging centers and community hospitals interact with referring physicians, manage their workflow, position their businesses in the market, and deliver their services. eMed's product suite includes PACS components to capture, distribute, display and store medical images, RIS integration, scheduling and office workflow, web-enabled image and report distribution, and marketing services to drive referring physician adoption of web services.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

                           [CEDARA GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                               (b)     News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com
---------------


            Cedara Software Corp. Announces that eMed Technologies
                Corporation Shareholders Consent to Acquisition


TORONTO, September 16, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, today announced that eMed Technologies Corporation has obtained the necessary shareholders' consent for Cedara to acquire all of the issued and outstanding shares of eMed, pursuant to an agreement signed on September 14, 2004.

eMed is a premier developer of radiology Picture Archiving and Communication Systems (PACS) with principal offices located in Burlington, Massachusetts.

The completion of the acquisition is subject to other customary closing conditions and it is anticipated that the acquisition will close within approximately thirty days.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:


Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------

About eMed Technologies:

eMed offers a complete technology solution for improving the business of radiology. eMed combines sophisticated image management technology, integrated front office workflow, and powerful eMed.net web applications - A practical and affordable solution that is transforming the way private radiology groups, imaging centers and community hospitals interact with referring physicians, manage their workflow, position their businesses in the market, and deliver their services. eMed's product suite includes PACS components to capture, distribute, display and store medical images, RIS integration, scheduling and office workflow, web-enabled image and report distribution, and marketing services to drive referring physician adoption of web services.


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

                                  SCHEDULE B
                               MERGER AGREEMENT

===============================================================================










                         AGREEMENT AND PLAN OF MERGER

                                     AMONG

                             CEDARA SOFTWARE CORP.

                               C-E MERGER CORP.

                                      AND

                         eMED TECHNOLOGIES CORPORATION







                        Dated as of September 14, 2004









===============================================================================


                                                  TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----


ARTICLE I THE MERGER..............................................................................................1

         1.1          The Merger..................................................................................1
         1.2          Closing.....................................................................................1
         1.3          Effective Time..............................................................................2
         1.4          Effect of the Merger........................................................................2
         1.5          Charter Amendment...........................................................................2
         1.6          Certificate of Incorporation and Bylaws of the Surviving Corporation........................2
         1.7          Directors and Officers of the Surviving Corporation.........................................2
         1.8          Conversion of Company Capital Stock, Etc....................................................3
         1.9          Cancellation of Shares......................................................................4
         1.10         Capital Stock of Merger Sub.................................................................4
         1.11         Adjustments to Merger Consideration.........................................................4
         1.12         Eligible Preferred Representative; Delivery of Certificates.................................4
         1.13         Escrow......................................................................................6
         1.14         Taking of Necessary Action; Further Action..................................................6
         1.15         Dissenting Shares...........................................................................6
         1.16         Company Stock Options, Warrants.............................................................7

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................................................7

         2.1          Organization and Qualification..............................................................7
         2.2          No Subsidiaries.............................................................................8
         2.3          Capital Structure...........................................................................8
         2.4          Authority; No Conflict; Required Filings....................................................9
         2.5          Board Approval; DGCL Section 203...........................................................11
         2.6          Financial Statements.......................................................................11
         2.7          Absence of Undisclosed Liabilities.........................................................11
         2.8          Absence of Certain Changes or Events.......................................................11
         2.9          Agreements, Contracts and Commitments......................................................12
         2.10         Compliance with Laws.......................................................................14
         2.11         Accounts Receivable........................................................................14
         2.12         Material Permits...........................................................................14
         2.13         Litigation.................................................................................14
         2.14         Restrictions on Business Activities........................................................15
         2.15         Employee and Labor Matters; Benefit Plans..................................................15
         2.16         Warranties.................................................................................18
         2.17         Properties and Assets......................................................................18
         2.18         Insurance..................................................................................19
         2.19         Tax Matters................................................................................20
         2.20         Intellectual Property......................................................................21
         2.21         Customer Orders............................................................................26
         2.22         Compliance with Health Care Laws...........................................................26


                                                          i



         2.23         FDA Regulation and Approvals...............................................................27
         2.24         Inventory..................................................................................27
         2.25         Environmental Matters......................................................................27
         2.26         Brokers....................................................................................28
         2.27         Certain Business Practices.................................................................28
         2.28         Government Contracts.......................................................................28
         2.29         Interested Party Transactions..............................................................28
         2.30         Disclosure.................................................................................29

ARTICLE III REPRESENTATIONS AND WARRANTIES OF CEDARA AND MERGER SUB..............................................29

         3.1          Organization and Qualification.............................................................29
         3.2          Authority; Required Filings................................................................29
         3.3          Non-Contravention..........................................................................29

ARTICLE IV CONDUCT PENDING THE MERGER............................................................................30

         4.1          Conduct of Business Pending the Merger.....................................................30
         4.2          No Solicitation of Other Proposals.........................................................33
         4.3          Information Statement to Company Stockholders..............................................35

ARTICLE V ADDITIONAL AGREEMENTS..................................................................................36

         5.1          Access to Information; Confidentiality.....................................................36
         5.2          Reasonable Efforts; Further Assurances.....................................................36
         5.3          Employee Benefit Matters...................................................................37
         5.4          Notification of Certain Matters............................................................38
         5.5          Public Announcements.......................................................................38
         5.6          Indemnification of Directors and Officers..................................................39
         5.7          FIRPTA Compliance Pre-Closing..............................................................40
         5.8          Tax Matters................................................................................40

ARTICLE VI CONDITIONS OF MERGER..................................................................................42

         6.1          Conditions to Obligation of Each Party to Effect the Merger................................42
         6.2          Additional Conditions to Obligations of Cedara.............................................42
         6.3          Additional Conditions to Obligations of the Company........................................44

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER....................................................................46

         7.1          Termination................................................................................46
         7.2          Effect of Termination......................................................................48
         7.3          Fees and Expenses..........................................................................48
         7.4          Amendment..................................................................................49
         7.5          Waiver.....................................................................................49

ARTICLE VIII INDEMNIFICATION.....................................................................................49

         8.1          Survival of Representations and Warranties.................................................49
         8.2          Indemnification of the Cedara Indemnified Parties..........................................49
         8.3          Limits on Indemnification..................................................................50
         8.4          Notice of Claim............................................................................50

                                                         ii




         8.5          Direct Claims..............................................................................50
         8.6          Third Party Claims.........................................................................51
         8.7          Co-operation; Eligible Preferred Representative Role.......................................51
         8.8          Tax and Insurance Adjustments..............................................................51

ARTICLE IX GENERAL PROVISIONS....................................................................................52

         9.1          Notices....................................................................................52
         9.2          Interpretation.............................................................................53
         9.3          Severability...............................................................................53
         9.4          Entire Agreement...........................................................................54
         9.5          Assignment.................................................................................54
         9.6          Parties in Interest........................................................................54
         9.7          Failure or Indulgence Not Waiver; Remedies Cumulative......................................54
         9.8          Governing Law; Enforcement.................................................................54
         9.9          Authorship.................................................................................55
         9.10         Counterparts...............................................................................55


                                                         iii


                                    ANNEXES



ANNEX 1.8(a)               Allocation Schedule
ANNEX 1.13                 Escrow Agreement
ANNEX 4.1(a)(x)(A)         Changes in Compensation
ANNEX 4.1(a)(x)(E)         Additional Hires
ANNEX 6.2(c)               Legal Opinion of Counsel to the Company
ANNEX 6.2(m)               Minimum Cash
ANNEX 6.3(d)               Legal Opinion of Counsel to Cedara
ANNEX I                    Index to Defined Terms


                                   SCHEDULES

The Company Disclosure Schedule

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), made and entered into as of September 14, 2004 by and among Cedara Software Corp., an Ontario corporation ("Cedara"), C-E Merger Corp., a Delaware corporation and wholly-owned subsidiary of Cedara ("Merger Sub"), and eMed Technologies Corporation, a Delaware corporation (the "Company"). Cedara, Merger Sub and the Company are sometimes referred to herein each individually as a "Party" and, collectively, as the "Parties." All dollar amounts stated herein are expressed in United States dollars.

         WHEREAS, the Boards of Directors of Cedara, Merger Sub and the Company have each declared it to be advisable and in the best interests of each corporation and their respective stockholders that Cedara and the Company combine in order to advance their long-term business interests;

         WHEREAS, the Boards of Directors of Cedara, Merger Sub and the Company have each approved this Agreement, and the merger of Merger Sub with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the terms and conditions set forth herein, subject to approval by the holders of capital stock of the Company (the "Stockholders") as required by the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Section 251 of the DGCL, which Merger will result in, among other things, the Company becoming a wholly-owned subsidiary of Cedara; and

         NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:


                                   ARTICLE I

                                   THE MERGER

         1.1 The Merger. At the Effective Time (as defined in Section 1.3), in accordance with the DGCL and the terms and conditions of this Agreement, the Merger Sub shall be merged with and into the Company. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger, shall continue its existence under the laws of the State of Delaware as a wholly owned subsidiary of Cedara. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

         1.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VII, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article VI, the closing of the Merger and other transactions contemplated by this Agreement (the "Closing") shall take place at the close of the Toronto Stock Exchange on a date to be mutually agreed upon by the Parties not later than October 8, 2004 or, in the absence of any such agreement, November 1, 2004 (the "Closing Date"), which date shall be no later than the second Business Day (as hereinafter defined) after all the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived in accordance with Section 7.5, unless another time and/or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111. For purposes of this Agreement, "Business Day" shall mean any day on which banks are permitted to be open in New York, New York and Toronto, Ontario.

         1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the Parties shall cause the Merger to become effective by executing and filing in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware (the "Certificate of Merger"), the date and time of such filing, or such later date and time as may be agreed upon by the Parties and specified therein, being hereinafter referred to as the "Effective Time."

         1.4 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

         1.5 Charter Amendment. The Certificate of Incorporation shall be amended immediately prior to the Closing on the Closing Date to provide for, among other things, the amendment of the liquidation preferences for the Series L Preferred (as hereinafter defined), such that the provisions of Section 1.8(a), when implemented, will be in compliance with the Certificate of Incorporation as so amended (the "Charter Amendment").

         1.6 Certificate of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time and without further action on the part of the Parties, the Certificate of Incorporation and Bylaws of the Company shall be amended to read as the Certificate of Incorporation and Bylaws of Merger Sub as in effect immediately prior to the Effective Time and as so amended shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with the respective terms thereof; provided, however, that, notwithstanding the foregoing, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the Corporation is DEMI."

         1.7 Directors and Officers of the Surviving Corporation.

         (a) The Parties shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

         (b) The Parties shall take all requisite action so that the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

         1.8 Conversion of Company Capital Stock, Etc. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of the following securities:

         (a) Each share of the Company's: (i) Series L Preferred Stock, $0.01 par value per share (the "Series L Preferred") issued and outstanding immediately prior to the Effective Time, (ii) Series K Preferred Stock, $0.01 par value per share (the "Series K Preferred") issued and outstanding immediately prior to the Effective Time, and (iii) Series J Preferred Stock, $0.01 par value per share (the "Series J Preferred" and, together with the Series K Preferred and the Series L Preferred, the "Eligible Preferred") issued and outstanding immediately prior to the Effective Time, shall be converted automatically into the right to receive an amount of cash without interest, subject to adjustment as set forth in Sections 1.11 and 1.13, set forth on Annex 1.8(a) attached hereto (the "Allocation Schedule"), such conversions to represent consideration for the Merger. The aggregate amount to be distributed to holders of the Eligible Preferred (the "Eligible Preferred Holders" and each an "Eligible Preferred Holder") at the Closing shall be the sum of $48,000,000 and the aggregate amount paid to the Company in the exercise of that certain Warrant No. LW-25 issued to Donaldson, Lufkin & Jenrette Securities Corporation, dated September 29, 2000 (the "DLJ Warrant"), less (i) the $7,000,000 Escrow Fund (as defined in Section 1.13), (ii) all amounts arising out of or relating to any payment obligation to Mark Smith, the Chief Executive Officer of the Company ("Mr. Smith"), in connection with the consummation of the Merger as described on the Allocation Schedule, (iii) the aggregate bonus payment to be made to certain senior management employees of the Company (each a "Senior Management Employee") in connection with the consummation of the Merger as described on the Allocation Schedule, and (iv) all other fees and expenses of the Company and the Eligible Preferred Holders incurred in connection with the Merger as described on the Allocation Schedule (such amount including any amount of the Escrow Fund that is ultimately released to the Eligible Preferred Holders in accordance with this Agreement through one or more Eligible Preferred Representatives (as defined in Section 1.12 hereof) (the "Merger Consideration"). The portion of the Merger Consideration to be allocated to Mr. Smith and the Senior Management Employees as described above is hereinafter referred to, collectively, as the "Senior Management Closing Bonus." All payments of the Senior Management Closing Bonus shall constitute compensation to Mr. Smith and the Senior Management Employees, as applicable, and shall be paid net of and shall be reduced by all applicable taxes and other withholdings. At the Effective Time, the Senior Management Closing Bonus shall be paid or caused to be paid by Cedara to each of Mr. Smith and the Senior Management Employees. The Allocation Schedule shall be amended between the time of the execution and delivery of this Agreement as the Company shall notify Cedara in writing from time to time not later than one (1) Business Day prior to the Closing; provided that such allocation shall reflect Cedara' determination of any tax or other withholdings that are required by applicable law and regulations, and provided that the sum of all such portions of such amounts shall always equal the sum of $48,000,000 and the aggregate amount paid to the Company in the exercise of the DLJ Warrant.

         (b) At the Effective Time, all shares of the Company's issued and outstanding (i) common stock, $0.01 par value per share (the "Company Common Stock") and (ii) preferred stock, $0.01 par value per share (the "Company Preferred Stock") (other than Eligible Preferred that are Dissenting Shares (as defined in Section 1.15) and any shares of Company Common Stock and Company Preferred Stock to be canceled and retired pursuant to Sections 1.9) shall automatically be canceled and retired and shall cease to exist, and each Stockholder holding a certificate which previously represented any such share of Company Common Stock or Company Preferred Stock (each a "Company Certificate" and, collectively, the "Company Certificates") shall cease to have any rights with respect thereto other than, in the case of holders who hold Company Certificates for Eligible Preferred (each an "Eligible Preferred Certificate"), the right to receive the Merger Consideration pursuant to this
Section 1.8 upon surrender of such certificate in accordance with Section 1.12 hereof, in each case without interest.

         1.9 Cancellation of Shares. Immediately prior to the Effective Time, each share of Company Common Stock and Company Preferred Stock either held in the Company's treasury or owned by Cedara or any direct or indirect wholly-owned subsidiary of Cedara or the Company immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof or payment therefor.

         1.10 Capital Stock of Merger Sub. Each share of common stock of Merger Sub, $0.01 par value per share ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the Surviving Corporation, $0.01 par value per share. From and after the Effective Time, each stock certificate of Merger Sub which previously represented shares of Merger Sub Common Stock shall evidence ownership of an equal number of shares of common stock of the Surviving Corporation.

         1.11 Adjustments to Merger Consideration. Without limiting any other provision of this Agreement, the Merger Consideration shall be adjusted, at any time and from time to time, to fully reflect the effect of any stock split, reverse split, stock dividend (including, without limitation, any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change, if permitted by the terms of Section 4.1, with respect to Company Common Stock occurring during the Interim Period (as defined in Section 4.1).

         1.12 Eligible Preferred Representatives; Delivery of Certificates.

         (a) Eligible Preferred Representatives Appointment. The Company and Eligible Preferred Holders shall designate, written notice of which designation shall have been received by Cedara not later than three (3) Business Days prior to the Closing Date, in a manner satisfactory to Cedara, in its reasonable discretion, exclusive representatives of Eligible Preferred Holders each of whom shall represent the Eligible Preferred Holders respectively making such appointment (each an "Eligible Preferred Representative" and, collectively, the "Eligible Preferred Representatives") to receive all amounts to which such Eligible Preferred Holders are entitled and otherwise to act with respect to the Merger and its effects on their behalf, including, but not limited, on any matters relating to the Escrow Fund and indemnification. Each Eligible Preferred Representative shall not be liable to Cedara or any Eligible

Preferred Holder for any act done or omitted hereunder as an Eligible Preferred Representative while acting in good faith and in the exercise of reasonable judgment, and the Eligible Preferred Holders shall indemnify each Eligible Preferred Representative, on a pro rata basis, for any losses (including reasonable attorney's fees) incurred or sustained by such Eligible Preferred Representative in the conduct of it duties hereunder.

         (b) Payments to Eligible Preferred Representatives and Eligible Preferred Holders. On the Closing Date, the Company shall deliver all Eligible Preferred Certificates to Cedara for Eligible Preferred Holders who or which have delivered such Eligible Preferred Certificates to the Company and, upon the satisfaction or waiver of all other conditions to the obligations of the Parties to consummate the Merger, Cedara shall make or cause to be made distributions of the respective aggregate amounts of the Merger Consideration which such Eligible Preferred Holders are entitled to receive at the Closing pursuant to Section 1.8 to the Eligible Preferred Representatives representing such Eligible Preferred Holders or directly to such Eligible Preferred Holders who or which are not represented by such Eligible Preferred Representatives. If the Company on behalf of Eligible Preferred Holders and Eligible Preferred Holders themselves shall not have so delivered such Eligible Preferred Certificates on the Closing Date, Cedara shall thereafter make or cause to be made to such Eligible Preferred Holders or any Eligible Preferred Representatives representing such Eligible Preferred Holders the distributions of the amounts which they respectively would have been entitled to receive at the Closing pursuant to this Section 1.12(b) upon the subsequent delivery of such Eligible Preferred Certificates, together with such customary form of letter of transmittal or other documentation as Cedara may require.

         (c) Lost Certificates. If any Eligible Preferred Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Eligible Preferred Certificate, the Eligible Preferred Representatives or such Person if not so represented shall be paid in respect of such lost, stolen or destroyed Eligible Preferred Certificate.

         (d) Withholding Rights. Cedara, the Surviving Corporation or the Eligible Preferred Representatives shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Eligible Preferred such amounts as Cedara, the Surviving Corporation or the Eligible Preferred Representatives are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Cedara, the Surviving Corporation, the applicable Eligible Preferred Representatives or Eligible Preferred Holder, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Eligible Preferred in respect of which such deduction and withholding was made by Cedara, the Surviving Corporation, the Eligible Preferred Representatives or Eligible Preferred Holder.

         (e) Transfer Books; No Further Ownership Rights in Company Capital Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock and Company Preferred Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Eligible Preferred Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for Merger Consideration as provided in this Section 1.12, subject to Section 1.13.

         1.13 Escrow. At the Effective Time, Cedara shall deposit in escrow Seven Million Dollars ($7,000,000) (the "Escrow Fund") from the aggregate funds to which the Eligible Preferred Holders shall or may become entitled pursuant to the Allocation Schedule, to be held, administered and distributed in accordance with the provisions of an Escrow Agreement to be dated as of the Closing Date by and among Cedara, the Company, the Eligible Preferred Representative(s), if any, and the commercial bank jointly appointed by Cedara and the Company to serve as escrow agent for the Escrow Fund (the "Escrow Agent"), in substantially the form of Annex 1.13 attached hereto (the "Escrow Agreement"), to provide for payments to Cedara or any of the other Cedara Indemnified Parties (as defined in Section 8.2) resulting from the indemnification obligations set forth in Article VIII. Pursuant to the terms of the Escrow Agreement, the fees paid to the Escrow Agent shall be borne fifty percent (50%) by Cedara with the remaining fifty percent (50%), on a pro rata basis, by the Eligible Preferred Holders (the Eligible Preferred Holders' portion of the fee shall be paid from the Escrow Fund). Portions of the Escrow Fund shall be subject to release at intervals, in accordance with Article VIII and the provisions of the Escrow Agreement.

         1.14 Taking of Necessary Action; Further Action. If, at any time and from time to time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession of all properties, assets, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and the Surviving Corporation shall be and are fully authorized and directed, in the name of and on behalf of their respective corporations, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

         1.15 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of capital stock of the Company that are outstanding immediately prior to the Effective Time and that are held by any Person of record who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL ("Dissenting Shares") shall not be converted into Merger Consideration as provided in Section 1.8, but rather the holders of Dissenting Shares shall be entitled to payment of the fair market value of such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder's Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the applicable Merger Consideration as provided in Section 1.8. The Company shall give prompt notice to Cedara of any demands received by Company for appraisal of any shares of capital stock of Company, and Cedara shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Cedara, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

         1.16 Company Stock Options, Warrants. At the Effective Time:

         (a) All outstanding options to purchase shares of Company capital stock then outstanding under the Company's 1994 Stock Option Plan (the "Company Option Plan") shall have been terminated, and the Company Option Plan shall have been terminated; and

         (b) All outstanding warrants to purchase shares of Company capital stock shall likewise have been terminated or shall terminate.


                                  ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as set forth in the disclosure schedule provided by the Company to Cedara on the date hereof and accepted in writing by Cedara (the "Company Disclosure Schedule"), the Company represents and warrants to Cedara that the statements contained in this Article II are true, complete and correct. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosure in any paragraph shall be deemed to qualify only the corresponding paragraph of this Article II, unless a reasonable person would determine that the disclosure contained in such paragraph contains enough information to qualify or otherwise apply to other paragraphs of this Article II. In the absence of fraud, the representations and warranties contained in this Article II are the sole representations and warranties made by the Company under this Agreement and in connection with the transactions contemplated by this Agreement and supersede any and all previous written or oral statements made by the Company to Cedara and Merger Sub. As used in this Agreement, a "Company Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including, without limitation, intangible assets), financial condition or results of operations of the Company, except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or the industry in which it conducts its business in general.

         2.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. Except as set forth on Section 2.1 of the Company Disclosure Schedule, the Company is duly qualified or licensed as a foreign corporation to conduct business and is in corporate good standing under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect. Each such jurisdiction is listed in

Section 2.1 of the Company Disclosure Schedule. The Company has provided Cedara true, complete and correct copies of its Certificate of Incorporation and Bylaws, each as amended to date. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

         2.2 No Subsidiaries. The Company has no subsidiaries and does not own any shares of capital stock or other security of or equity interest in any other Person (other than short-term debt securities of or guaranteed by the United States government or other short-term investment-grade debt securities in which the Company's cash has been invested).

         2.3 Capital Structure.

         (a) The authorized capital stock of the Company consists of (i) 35,000,000 shares of Company Common Stock, of which as of the date of this Agreement 3,744,818.07 shares were issued and outstanding, and (ii) 25,000,000 of Company Preferred Stock, of which (A) 716 shares have been designated Series B Preferred Stock, of which as of the date of this Agreement all of such 716 shares were issued and outstanding, (B) 450 shares have been designated Series C Preferred Stock, of which as of the date of this Agreement 448.02 shares were issued and outstanding, (C) 345 shares have been designated Series E Preferred Stock, of which as of the date of this Agreement 343.49 shares were issued and outstanding, (D) 1,000 shares have been designated Series F Preferred Stock, of which as of the date of this Agreement 946.36 shares were issued and outstanding, (E) 816 shares have been designated Series G Preferred Stock, of which as of the date of this Agreement 738.43 shares were issued and outstanding, (F) 400 shares have been designated Series H Preferred Stock, of which as of the date of this Agreement all of such 400 shares were issued and outstanding, (G) 8,140,000 shares have been designated Series J Preferred Stock, of which as of the date of this Agreement, 7,544,966 shares were issued and outstanding, (H) 4,145,000 shares have been designated Series K Preferred Stock, of which as of the date of this Agreement 4,142,856.86 shares were issued and outstanding, and (I) 10,641,306 shares have been designated Series L Preferred Stock, of which as of the date of this Agreement 9,831,931 shares were issued and outstanding. Section 2.3(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all holders of shares of capital stock of the Company. Except as described above or referred to in
Section 2.3(b) and set forth in Section 2.3(b) of the Disclosure Schedule, as of the date hereof, there are no shares of voting or non-voting capital stock, equity interests, options for securities, warrants for securities or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding.

         (b) All outstanding shares of Company Common Stock and Company Preferred Stock are, and all shares which may be issued pursuant to any Company stock plans and option agreements, will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or any kind of similar rights. Section 2.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all stock option plans, stock appreciation rights plans or other equity-related incentive plans of the Company and all stock options, warrants, stock appreciation rights or other equity-related incentives not under any plan but granted or reissued or committed to be granted or issued by the Company.

         (c) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which Stockholders may vote. Except as set forth in Section 2.3(b) of the Company Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as disclosed in Section 2.3(b) of the Company Disclosure Schedule, the Company is not subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) to or in any "Person" (as defined in Section 13(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (d) All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock were issued in compliance in all material respects with all applicable federal and state securities laws.

         (e) Except as disclosed in Section 2.3(e) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interest of the Company. Except as disclosed in Section 2.3(e) of the Company Disclosure Schedule, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its or assets calculated in accordance therewith (other than ordinary course payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the Merger or other transactions contemplated hereby).

         (f) Except as set forth in Section 2.3(f) of the Company Disclosure Schedule and except for restrictions imposed by applicable federal and state securities laws, there is no right of first refusal, co-sale right, right of participation, right of first offer, option or other restriction on transfer applicable to the Eligible Preferred or any other capital stock of the Company.

         2.4 Authority; No Conflict; Required Filings.

         (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby, subject to Stockholder approval. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of the Company.

         (b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject only to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors' rights generally; (ii) general equitable principles (whether considered in a proceeding in equity or at law); and (iii) an implied covenant of good faith and fair dealing (collectively, the "Equitable Exceptions").

         (c) Except as set forth in Section 2.4(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement do not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of any benefit, or require the consent of any party to, or result in the creation of any and all Liens (as hereinafter defined), except for Permitted Liens (as hereinafter defined), in or upon any of the properties or other assets of the Company under any provision of: (i) the Certificate of Incorporation or Bylaws of the Company;
(ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to the Company, or by which any of its properties or assets may be bound or affected; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company is a party, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis. For purposes of this Agreement "Liens" means mortgages, liens (including environmental and tax liens), security interests, pledges, charges, easements, leases, reversions, preferential arrangements, conditions, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind and "Permitted Liens" means (W) minor imperfections in title that do not materially detract from the ownership, use or operation of such properties and assets, (X) inchoate mechanics' and materialmen's liens for construction in progress and (Y) workmen's, repairmen's, warehousemen's, carriers' and other like liens arising in the ordinary course of business.

         (d) No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a "Governmental Authority") is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger and the Charter Amendment with the Secretary of State of the State of Delaware in accordance with the DGCL;
(ii) compliance with any applicable state securities, takeover or so-called "Blue Sky Laws," the laws and regulations of any foreign country; and (iii) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, could not reasonably be expected to result in a Company Material Adverse Effect.

         2.5 Board Approval; DGCL Section 203.

         (a) The Board of Directors of the Company has, at a meeting duly called and held, with no vote of a director cast against any of the following items (i) through (iv): (i) approved and declared advisable this Agreement;
(ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (iii) resolved to recommend to the Stockholders (A) the approval of the Merger and the other transactions contemplated hereby and (B) the approval and adoption of this Agreement; and (iv) directed that this Agreement be submitted to the Stockholders for their approval and adoption.

         (b) The Board of Directors of the Company has taken all actions so that Section 203 of the DGCL applicable to a "business combination" (as defined therein) will not at any time apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or other transactions contemplated by this Agreement.

         2.6 Financial Statements. The Company has provided to Cedara (i) the audited consolidated balance sheets and statements of income, changes in stockholders' equity and cash flow of the Company as of and for each of the last three fiscal years; and (ii) the unaudited consolidated balance sheet and statements of income, changes in stockholders' equity and cash flows for each of the quarters ended March 31, 2004 and June 30, 2004 and the one-month period ended July 31, 2004 (the "Most Recent Balance Sheet Date", the balance sheet as at July 31, 2004 being hereinafter referred to as the "Most Recent Balance Sheet" and all such financial statements being hereinafter referred to, collectively, as the "Financial Statements"). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, and fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company; provided, however, that the Financial Statements referred to in clause (ii) above are subject to normal recurring year end adjustments (which will not be material) and do not include footnotes.

         2.7 Absence of Undisclosed Liabilities. Except as disclosed in Section
2.7 of the Company Disclosure Schedule, the Company does not have any liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, that are individually or in the aggregate material other than: (i) liabilities reflected or reserved against on the Most Recent Balance Sheet; (ii) obligations under any Company Material Contract (as defined in Section 2.9); and (iii) liabilities or obligations incurred since the Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice in both type and amount.

         2.8 Absence of Certain Changes or Events. Other than in connection with this Agreement and the transactions contemplated hereby, since the Most Recent Balance Sheet Date, the Company has conducted its business only in the ordinary course of business consistent with past practice, and there has not been any action, event or occurrence which has had, or could reasonably be expected to result in, a Company Material Adverse Effect. Since December 31, 2003, except as reflected in the Most Recent Balance Sheet or as set forth in

Section 2.8 of the Company Disclosure Schedule, the Company has not taken or permitted to be taken any actions of the kind set forth in Section 4.1.

         2.9 Agreements, Contracts and Commitments.

         (a) For the purposes of this Agreement, a "Contract" means any agreement, contract or commitment (whether written or oral) by which the Company is a party. Section 2.9(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the following Contracts (each a "Company Material Contract" and, collectively, being the "Company Material Contracts"):

                  (i) any Contract (or group of related Contracts) for the sale of products or the furnishing of services (A) which calls for performance over a period of more than one year, (B) which on its face has a value of more than the sum of $250,000 or (C) in which the Company has granted manufacturing rights, "most favored nation" pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

                  (ii) any Contract for the purchase of products (except as otherwise listed herein) not relating directly to the sale of products or the furnishing of services which on its face has a value of more than the sum of $100,000;

                  (iii) any Contract which contains any provisions requiring the Company to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the ordinary course of business);

                  (iv) any broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contract to which the Company is a party, which Contract, in each instance, in excess of $40,000.

                  (v) any management or employment Contract and Contracts with independent contractors or consultants (or similar arrangements), or any other Contract with any director, officer, employee, stockholder or affiliate of the Company;

                  (vi) any Contract relating to indebtedness of the Company, including, without limitation, any Contract relating to the guarantee, support, indemnification, assumption, endorsement of, or any other similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

                  (vii) any Contract with any Governmental Authority to which the Company is a party;

                  (viii) any Contracts that limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, and all Contracts involving confidentiality, secrecy or non-disclosure (whether the Company is an obligors or beneficiaries thereunder);

                  (ix) any Contract for capital expenditures which are, in each instance, in excess of $50,000;

                  (x) any Contract pursuant to which the Company is a lessor of any machinery, equipment, motor vehicle, office equipment, furniture or fixtures, other personal property;

                  (xi) any Contract of the Company which relate, in whole or in part to any Intellectual Property;

                  (xii) any Contract for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Company or otherwise related to the business of the Company under the terms of which the Company: (A) is likely to pay or otherwise give consideration of more than $175,000 in the aggregate during the calendar year ending December 31, 2004, (B) cannot be cancelled by the Company without penalty or further payment and without more than 30 days' notice, or
(C) was not entered into in the ordinary course of business;

                  (xiii) any Contract of the Company which expires, or may expire if the same are renewed or extended at the option of any Person other than the Company, one year after the date hereof, other than any Contract that may be cancelled without penalty or with a penalty not in excess of $10,000;

                  (xiv) any Contract of the Company which relates to partnership, joint venture, joint development or other similar arrangement (in each case specifying any allocation of intellectual property between the parties);

                  (xv) any collective bargaining agreements and any other Contract between the Company and any labor union;

                  (xvi) any Contract for providing benefits under any Employee Plan; and

                  (xvii) any other Contract, whether or not made in the ordinary course of the Business, which is material to the Company or the conduct of its business.

         (b) The Company has delivered to Cedara a true, complete and correct copy of each Contract listed in Section 2.9(a) of the Company Disclosure Schedule. With respect to each Contract so listed, except as set forth on
Section 2.9(b) of the Company Disclosure Schedule: (i) the Contract is legal, valid, binding and enforceable and in full force and effect; (ii) the Contract does not contain a change-of-control provision or equivalent that would result in its termination or material modification as a result of the execution and delivery of this Agreement or the consummation of the Merger; and (iii) neither the Company nor, to the knowledge of the Company, any other party, is in material breach or violation of, or material default under, any such Contract, and to the knowledge of the Company, no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company, to the knowledge of the Company, any other party under such Contract.

         2.10 Compliance with Laws. The Company has at all times complied with all federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which could not reasonably be expected to result in a Company Material Adverse Effect.

         2.11 Accounts Receivable. Except as set forth in Section 2.11 of the Company Disclosure Schedule, all accounts receivable of the Company reflected on the Most Recent Balance Sheet are valid receivables arising from bona fide transactions entered into in the ordinary course, and the Company has no reason to believe that such accounts receivable are not collectible in the ordinary course of business consistent with the Company's past practices, after deducting reserves for doubtful accounts on the Most Recent Balance Sheet, subject to no set-off or counterclaim with respect thereto. All accounts receivable reflected in the financial or accounting records of the Company that have arisen since the Most Recent Balance Sheet Date are valid receivables arising from bona fide transactions entered into in the ordinary course, and the Company has no reason to believe that such accounts receivable are not collectible in the ordinary course of business consistent with the Company's past practices, after deducting reserves for doubtful accounts, subject to no set-off or counterclaim with respect thereto.

         2.12 Material Permits.

         (a) The Company holds all federal, state, local and foreign governmental licenses, permits, franchises and authorizations necessary for conduct of its business as presently conducted, except for such instances, if any, where the failure to hold such licenses, permits, franchises or authorizations, individually or in the aggregate, could not reasonably be expected to result in a Company Material Adverse Effect (collectively, the "Material Permits").

         (b) The Company is in compliance in all material respects with the terms and conditions of the Material Permits.

         (c) Each Material Permit is in full force and effect and no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Company, threatened, which seeks to revoke or limit any Material Permit.

         (d) Except as set forth in 2.12(d) of the Company Disclosure Schedule, the Material Permits do not contain a change-of-control provision or equivalent that would result in its termination or material modification as a result of the execution and delivery of this Agreement or the consummation of the Merger.

         2.13 Litigation. Except as disclosed in Section 2.13 of the Company Disclosure Schedule, as of the date of this Agreement, there is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of the Company, Overtly Threatened against the Company. For purposes of this Agreement, "Overtly Threatened" means that a potential claimant has manifested to the Company an awareness of and present intention to assert a possible claim or assessment unless the likelihood of litigation (or settlement when litigation would normally be avoided) is considered remote.

         2.14 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company which has the effect of prohibiting or materially impairing (a) any current business practice of the Company or (b) any acquisition of any Person or property by the Company.

         2.15 Employee and Labor Matters; Benefit Plans.

         (a) Listed on Section 2.15(a) of the Company Disclosure Schedule is each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay plan or agreement, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company or any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company (each an "ERISA Affiliate") for the benefit of any current or former employee of the Company or any ERISA Affiliate, whether terminated or not and whether in writing or not (collectively, the "Plans"), along with a brief description of each such arrangement, if any, that are not in writing. The Company and any ERISA Affiliate is in material compliance with, in all respects, each law or regulation pursuant to which the Company or any ERISA Affiliate are required to establish any reserve or make any contribution for the benefit of any current or former employee located in any foreign jurisdiction. Section 2.15(a) of the Company Disclosure Schedule also identifies with specificity with respect to its location (i.e., page and/or section number) any change of control provision in any agreement or arrangement between an employee, director or consultant of the Company. Except as disclosed in Section 2.15(a) of the Company Disclosure Schedule, the Company does not have any outstanding payment or other obligation pursuant to any severance agreement, separation agreement, or other agreement to settle or compromise any legal claim or right, regardless of whether any legal proceeding to enforce any such claim or right has been commenced or, to the Company's knowledge, Overtly Threatened.

         (b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate maintains, sponsors or contributes to, and neither the Company nor any ERISA Affiliate has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), or any similar pension benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA for the benefit of employees or former employees of the Company or any ERISA Affiliate (a "Pension Plan").

         (c) Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, the Company does not maintain, sponsor or contribute to any employee welfare benefit plan (as defined in Section 3(1) of ERISA or any similar welfare benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA), for the benefit of any current or former employees or directors of the Company or any ERISA Affiliate (a "Welfare Plan"). No Welfare Plan is a self-insured Welfare Plan or a "multiple employer welfare arrangement" as such term is defined in
Section 3(40) of ERISA.

         (d) With respect to each Plan, the Company has provided Cedara: (i) a true, complete and correct copy of such Plan documents and copies of prior Plan documents that the Company possesses (including all amendments thereto) or has made diligent efforts to obtain and provide to Cedara all prior Plan documents that are not in the Company's possession; (ii) a true, complete and correct copy of the Form 5500 annual report (along with all schedules and attachments), if required under ERISA, with respect to such Plan for the last three (3) years; (iii) a true, complete and correct copy of the three (3) most recent summary Plan descriptions, together with each summary of material modifications, if required under ERISA, with respect to such Plan, (iv) if such Plan is funded through a trust or any third party funding vehicle, a true, complete and correct copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (v) true, complete and correct copies of all contracts or agreements relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and record keeping agreements; (vi) a true, complete and correct copy of the most recent determination letter or opinion letter received from the Internal Revenue Service (the "IRS") with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code); (vii) all corporate resolutions or similar corporate or committee authorizing documents with respect to any such Plan; and (viii) a copy of all Plan testing (including nondiscrimination testing) completed with respect to each Plan for the last three (3) years, if applicable.

         (e) Neither the Company nor any ERISA Affiliate has ever participated in any multiemployer plan, as such term is defined in Section 3(37) of ERISA, or could have any material liability under Title IV of ERISA with respect to any multiemployer plan. Neither the Company nor any ERISA Affiliate has ever sponsored, maintained or contributed to an employee pension benefit plan as defined in Section 3(2) of ERISA or which is subject to Title IV of ERISA or
Section 412 of the Code.

         (f) Except as set forth in Section 2.15(f) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has any plan or commitment to create any Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with existing applicable laws and regulations).

         (g) No Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of the Company after any termination of service of such employee or director (other than benefit coverage mandated by applicable laws and regulations, including without limitation coverage provided pursuant to Section 4980B of the Code).

         (h) With respect to any Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code ("COBRA") have been complied with in all material respects. Any such Plan is in compliance in all material respects with the requirements of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA").
Section 2.15(h) of the Company Disclosure Schedule identifies all individuals who are "qualified beneficiaries" for purposes of COBRA, along with the date he or she began COBRA coverage.

         (i) Except as set forth in Section 2.15(i) of the Company Disclosure Schedule, each of the Plans has been operated and administered in all material respects in accordance with its terms and with applicable laws and regulations, including ERISA, the Code and applicable foreign legal requirements, and all required governmental filings and participant reports or disclosures have been made on a timely basis.

         (j) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service, covering changes mandated by TRA `86 and GUST, and each such Plan has been appropriately amended for all changes required by applicable legislation, including without limitation the Economic Growth and Tax Relief Reconciliation Act of 2001. No act or omission has occurred that would adversely affect the qualified status of any Plan. There have been no "prohibited transactions" within the meaning of Section 406 of ERISA or Section 4975 of the Code involving any of the Plans that could result in any material liability to the Company. There are no pending, or to the knowledge of the Company threatened or anticipated claims, litigation, administrative actions or proceedings against or otherwise involving any of the Plans or related trusts, or any fiduciary thereof, by any governmental agency, or by any employee, former employee, retiree, participant or beneficiary covered under any of the Plans, or otherwise involving the Plans (other than routine claims for benefits). There is no lien, judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any Plan or any fiduciary thereof in that capacity.

         (k) Section 2.15(k) of the Company Disclosure Schedule sets forth all bonus, golden parachute, severance or other payments or obligations to any current or former employee or director of the Company (whether or not under any Plan, written or oral) which will become payable or will be materially increased, or which such payment or vesting of such benefit will be accelerated, as a direct or indirect result of the execution, delivery or performance of this Agreement, or the consummation of the Merger or any of the other transactions contemplated by this Agreement, irrespective of whether such material increase or acceleration of vesting or time of payment is directly or indirectly related to a "change in control" (as defined in any applicable Plan, arrangement or agreement) or a voluntary or involuntary termination of employment within a certain period of time either before or after such "change in control" (as defined in the applicable Plan, arrangement or agreement).

         (l) Section 2.15(l)(i) of the Company Disclosure Schedule contains a list of all salaried employees of the Company as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates and terms of employment, their positions and any notice, payment, bonus, accelerated vesting of Company Stock Options, or other form of remuneration (exclusive of accrued vacation pay) to which each such employee may be entitled upon termination of his or her employment. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. Except as set forth on Section 2.15(l)(ii) of the Company Disclosure Schedule, all employees of the Company are "at will" employees.

         (m) Section 2.15(m) of the Company Disclosure Schedule identifies each employee of the Company who is not fully available to perform work because of disability or other leave and sets forth the basis of such disability or leave and the anticipated date of return to full service.

         (n) The Company has no knowledge of any facts indicating that any of the officers or management personnel of the Company intends to terminate his or her employment.

         (o) The Company has not entered into any contracts with any labor union or employee association or made any commitments, to or conducted negotiations with, any labor union or employee association with respect to future agreements. The Company is not aware of any current attempts to organize or establish a labor union or employee association with respect to any employees of the Company.

         (p) During the last five (5) years, there has not occurred nor been threatened any labor strike, dispute, slowdown, work stoppage, picketing, concerted refusal to work regular or overtime hours or similar labor activity with respect to any employees of the Company.

         (q) The Company has been and is in material compliance with all laws respecting employment, discrimination in employment, terms and conditions of employment, wages, hours, and occupational safety and health and employment practices and has not been and is not engaged in any unfair labor practice.

         2.16 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Company, which are set forth in Section 2.16 of the Disclosure Schedule and (ii) manufacturers' warranties for which the Company has any liability. Section 2.16 of the Company Disclosure Schedule sets forth the aggregate expenses incurred by the Company in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements.

         2.17 Properties and Assets.

         (a) The Company does not own any real property.

         (b) Section 2.17(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property leased by the Company. Except as set forth in Section 2.17(b) of the Company Disclosure Schedule, the Company is in compliance in all material respects with the terms of all leases for real property to which it is a party. The Company is not a party to any lease, assignment or similar arrangement under which the Company is a lessor, assignor or otherwise makes available for use by any third party any portion of the owned or leased real property.

         (c) The facilities, property and equipment owned, leased or otherwise used by the Company are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear), and suitable for the purposes for which they are presently used.

         (d) All tangible assets which are leased by the Company have been maintained with the manufacturers' standards and specifications required by each such lease such that at each such termination of the lease such assets can be returned to their owner without any further material obligation on the part of the Company with respect thereto.

         (e) From and after the Effective Time, except for the Company employees, with respect to which the Company makes no representation, the tangible assets owned or leased by the Surviving Corporation, together with its intangible assets will constitute those assets reasonably required to operate the business and operations of the Company as currently conducted in all material respects.

         (f) Section 2.17(f) of the Company Disclosure Schedule sets forth a list of all leased real property that is as of the date of this Agreement, or is expected to be by the Effective Time, vacant or Substantially Vacant (as hereinafter defined). Section 2.17(f) of the Company Disclosure Schedule includes: (i) the total number of square feet leased pursuant to each such lease; (ii) the number of square feet so leased that is vacant or otherwise not utilized pursuant to each such lease; and (iii) the aggregate lease payments due from the date hereof through the expected termination of each such lease. For purposes of this Section 2.17(f), "Substantially Vacant" shall mean that more than 25% of the square footage subject to such lease is or is expected to be vacant or unutilized.

         2.18 Insurance.

         (a) The Company maintains policies of insurance and bonds against loss relating to their business, operations and properties and such other risks as companies engaged in similar business would, in accordance with commercially reasonable practice, customarily insure (the "Insurance Policies"). All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Company is in compliance in all material respects with all other terms thereof. Section 2.18(a) of the Company Disclosure Schedule sets forth a list of all Insurance Policies, and true, complete and correct copies of all Insurance Policies have been provided to Cedara.

         (b) The Insurance Policies are in full force and effect and there are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and except as set forth on Section 2.18(b) of the Company Disclosure Schedule, the Company has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has the Company received written notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

         2.19 Tax Matters.

         (a) For purposes of this Agreement, a "Tax" means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

         (b) The Company has accurately prepared and timely filed all federal, state, local and foreign returns, estimates, information statements and reports required to be filed by it (collectively, "Returns") relating to any and all Taxes concerning or attributable to the Company or to its operations, and all such Returns are true, complete and correct in all material respects. Section 2.19(b) of the Company Disclosure Schedule lists all federal, state, local, and foreign Returns filed with respect to Company for taxable periods ended on or after December 31, 2001 and indicates those Returns that have been audited and those Returns that currently are the subject of audit. The Company has delivered to Cedara correct and complete copies of Returns, examinations reports, and statements of deficiencies assessed against, or agreed to by the Company since January 1, 2001.

         (c) The Company: (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise or is contesting them in good faith (a list of such Taxes being contested is set forth in Section 2.19(c) of the Company Disclosure Schedule); and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise.

         (d) Except as disclosed in Section 2.19(d) of the Company Disclosure Schedule, there is no material Tax deficiency outstanding, proposed or assessed against the Company that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

         (e) Except as disclosed in Section 2.19(e) of the Company Disclosure Schedule, the Company does not have any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise. Except as disclosed in Section 2.19(e), there are no liens or encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

         (f) Except as set forth in Section 2.19(f) of the Company Disclosure Schedule, the Company is not a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, considered individually or considered collectively with any other such contracts, would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) the Code (or any comparable provision of state or foreign tax laws). The Company is not, nor has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or agreement.

         (g) The Company (i) has not been a member of an affiliated group filing a consolidated federal Return (other than a group, the common Cedara of which was the Company) and (ii) has no liability for the Taxes of any Person (other than the Company) under Reg. ss. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

         (h) Except as set forth in Section 2.19(h) of the Company Disclosure Schedule, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; or (ii) "closing agreement" as described in Code ss. 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

         (i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code ss. 355 or ss. 361.

         2.20 Intellectual Property

         (a) Definitions:

                  (i) "Copyrights" mean all copyrights (registered or otherwise) and registrations and applications for registration thereof, and all rights therein provided by multinational treaties or conventions.

                  (ii) "Intellectual Property" means (a) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending Patent application or applications, (b) ideas and conceptions of potentially patentable subject matter, including, without limitation, any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending Patent application or applications, (c) Patents, (d) Trademarks, (e) Copyrights, (f) Software, (g) trade secrets and confidential, technical or business information (including ideas, formulas, compositions, designs, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice), (h) whether or not confidential, technology (including know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (i) copies and tangible embodiments of all the foregoing, in whatever form or medium, (j) all rights to obtain and rights to apply for Patents, and to register Trademarks and Copyrights, (k) all rights under the License Agreements and any licenses, registered user agreements, technology or materials, transfer agreements, and other agreements or instruments with respect to items in (a) to (j) above; and (l) all rights to sue and recover and retain damages and costs and attorneys' fees for present and past infringement of any of the Intellectual Property rights hereinabove set out.

                  (iii) "License Agreements" has the meaning set forth in
Section 2.20(d).

                  (iv) "Licensed Intellectual Property" means all Intellectual Property licensed or sublicensed by the Company from a third party, which is used in connection with or otherwise related to the conduct of the Company's business, including the License Agreements.

                  (v) "Owned Intellectual Property" means all Intellectual Property in and to which the Company has, or has a right to hold, right, title and interest and which is used in connection with or otherwise related to the conduct of the Company's business.

                  (vi) "Patents" mean all national (including the United States) and multinational statutory invention registrations, patents, patent registrations, patent applications, industrial designs, industrial models, including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application.

                  (vii) "Software" means any and all computer programs and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system design, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software, used or held for use in any way in connection with the conduct of the Company's business.

                  (viii) "Third Party Programs" has the meaning set forth in
Section 2.20(r).

                  (ix) "Trademarks" mean all trademarks, service marks, trade dress, logos, trade names, corporate names, business names, domain names, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions.

         (b) Section 2.20(b) of the Company Disclosure Schedule sets forth, for the Owned Intellectual Property, a complete and accurate list of all Patents, Trademarks, domain name registrations, and Copyrights indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed).

         (c) All Trademarks, Patents and Copyrights listed in Section 2.20(b) of the Company Disclosure Schedule are currently in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to Trademarks, and the payment of filing, examination and annuity and maintenance fees and proof of working or use with respect to Patents), are valid and enforceable and are not subject to any maintenance fees or actions falling due within ninety (90) days after the Closing Date. No Trademark is currently involved in any opposition or cancellation proceeding and no such action has been Overtly Threatened with respect to any of the Trademarks or trademark registration applications. No Patent is currently involved in any interference, reissue, re-examination or opposition proceeding and no such action has been Overtly Threatened with respect to any Patent. There are no potentially conflicting Trademarks or potentially interfering Patents of any third party as defined under 35 U.S.C. ss. 135 of the United States Patent Code.

         (d) Section 2.20(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements (excluding license agreements for off-the-shelf software applications programs having an acquisition price of less than $5,000 per unit) granting any right to use or practice any rights under any Intellectual Property, whether the Company is the licensee or licensor thereunder, and any assignments, consents, term, forbearances to sue, judgments, Governmental Orders, settlements or similar obligations relating to any Owned Intellectual Property or Licensed Intellectual Property to which the Company is a party or otherwise bound (collectively, the "License Agreements"), indicating for each the title, the parties, date executed, whether or not it is exclusive and the Intellectual Property covered thereby. The License Agreements are valid and binding obligations of Company, enforceable in accordance with their terms, and there exists no event or condition that will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default by the Company or its under any such License Agreement. None of the execution, delivery or performance of this Agreement by the Company, the consummation by it of its obligations hereunder, or compliance by it with any of the provisions of this Agreement will conflict with or result in any breach of any provision contained in any of the Licensee Agreements.

         (e) The Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property necessary for the Company's business as currently conducted by the Company.

         (f) No royalties, honoraria or other fees are payable to any third parties for the use of or right to use any Owned Intellectual Property or Licensed Intellectual Property except pursuant to the License Agreements set forth in Section 2.20(d) of the Company Disclosure Schedule.

         (g) The Company exclusively owns, free and clear of all material encumbrances and obligations to license, all Owned Intellectual Property, and has valid, enforceable and transferable rights to use all of the Licensed Intellectual Property.

         (h) Except as set forth in Section 2.20(h) of the Company Disclosure Schedule, the Company has taken commercially reasonable steps to protect the Owned Intellectual Property, including all reasonable steps to protect the

Owned Intellectual Property from third party infringement. Except as set forth in Section 2.20(h) of the Company Disclosure Schedule, to the knowledge of the Company, no third party has challenged the ownership, use, validity or enforceability of any of such Owned Intellectual Property.

         (i) Except as set forth in Section 2.20(i) of the Company Disclosure Schedule, to the knowledge of the Company, the conduct of the Company's business as currently conducted does not infringe upon any Intellectual Property rights of any third party. Except as set forth in Section 2.20(i) of the Company Disclosure Schedule, the Company has not been notified by any third party of any allegation that the conduct of the Company's business infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party. Except as set forth in Section 2.20(i) of the Company Disclosure Schedule, no third party has notified the Company that (i) any of such third party's Intellectual Property rights are infringed, or (b) the Company requires a license to any of such third party's Intellectual Property rights. Further, the company has not been offered a license to any of such third party's Intellectual Property rights.

         (j) Except as set forth in Section 2.20(j) of the Company Disclosure Schedule, there is no litigation pending or Overtly Threatened alleging that the conduct of the Company's business infringes upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party nor has any third party brought or Overtly Threatened any litigation challenging the ownership, use, validity or enforceability of any of the Owned Intellectual Property or Licensed Intellectual Property.

         (k) Except as set forth in Section 2.20(k) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Owned Intellectual Property and, no such claims have been brought against any third party by the Company.

         (l) None of the execution, delivery or performance of this Agreement by the Company, the consummation by it of its obligations hereunder, or compliance by it with any of the provisions of this Agreement will result in the loss or impairment of the Company's right to own or use any of the Owned Intellectual Property or Licensed Intellectual Property, nor will the approval of any Governmental Authority or third party in respect of any such Owned Intellectual Property or Licensed Intellectual Property be required.

         (m) Section 2.20(m) of the Company Disclosure Schedule lists (i) all Software (other than off-the-shelf software applications programs having an acquisition price of less than $5,000) which is owned, licensed to or by the Company, leased to or by the Company, or otherwise used by the Company, and identifies which Software is owned, licensed, leased or otherwise used, as the case may be, and (ii) lists all Software sold, licensed, leased or otherwise distributed by the Company to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed, as the case may be. The Software listed in Section 2.20(m) of the Company Disclosure Schedule which the Company owns was either developed (i) by employees of the Company within the scope of their employment, or (ii) by independent contractors who have assigned their rights to the Company pursuant to enforceable written agreements.

         (n) All Trademarks of the Company which are used in any way in connection with the conduct of the Company's business have been in continuous use by the Company. Except as set forth in Section 2.20(n) of the Company Disclosure Schedule, to the knowledge of the Company, there has been no prior use of any such Trademarks or other action taken by any third party which would confer upon said third party superior rights in such Trademarks, the Company has taken commercially reasonable steps to protect the Trademarks against third party infringement and the registered Trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or identified in their respective pending applications.

         (o) The Company has taken commercially reasonable steps to obtain and preserve the Patents which are used in any way in connection with the conduct of the Company's business, including the payment of annuities or maintenance fees and the filing of all required documents.

         (p) The Copyrights which are used in any way in connection with the conduct of the Company's business relate to works of authorship (i) created by
(a) employees of the Company within the scope of their employment, or (b) independent contractors who have assigned their rights to the Company pursuant to enforceable written agreements, or (ii) acquired from the original author(s) or subsequent assignees. To the knowledge of the Company, the works covered by such Copyrights were not copies of nor derived from any work for which the Company does not own the Copyrights, and no third party has any claim to authorship or ownership of any part thereof.

         (q) The Company has taken all necessary steps in accordance with normal industry practice to protect their respective rights in confidential information and trade secrets used in connection with the conduct of the Company's business. Without limiting the foregoing, the Company has enforced a policy of requiring each employee, consultant, contractor and potential business partner or investor to execute proprietary information, confidentiality and assignment agreements substantially consistent with the Company's standard forms thereof (complete and current copies of which have been delivered to Cedara). Except under confidentiality obligations, to the knowledge of the Company, there has been no material disclosure of any confidential information or trade secrets used in connection with the conduct of the Company's business.

         (r) All Software owned by the Company and all Software licensed from third parties by the Company, is free from any significant defect or programming or documentation error including bugs, logic errors or failures of the Software to operate in all material respects as described in the related documentation, conforms to the specifications thereof, if applicable, and, with respect to the Software owned by the Company, the applications can be compiled from their associated source code without undue burden. Except for the third party software listed in Section 2.20(r) of the Company Disclosure Schedule ("Third Party Programs"), the Software neither contains nor embodies nor uses nor requires any third party software, including development tools and utilities, and the Software, together with the Third Party Programs, contains all material necessary for the continued maintenance and development of the Software. Copies of all licenses and maintenance agreements for the Third Party Programs (other than off-the-shelf software with a unit value less than $5,000) have been disclosed to Cedara.

         (s) The Company has valid registrations for each of the domain names set forth in Section 2.20(b) of the Company Disclosure Schedule. The registration of each such domain name is free and clear of any Encumbrances and is in full force and effect. The Company has paid all fees required to maintain each registration. None of the Company's registrations or uses of the domain names has been disturbed or placed "on hold" and the Company has not received written notice of any claim asserted against the Company adverse to its rights to such domain names.

         (t) Except as set forth in Section 2.20(t) of the Company Disclosure Schedule, the Company has not used, incorporated or bundled any open source, public source or freeware, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license, into any Owned Intellectual Property or any Company product.

         2.21 Customer Orders. To the knowledge of the Company, no unfilled customer order or commitment obligating the Company or to process, manufacture or deliver products or perform services will result in a material loss to the Company upon completion of performance. To the knowledge of the Company, no purchase order or commitment of the Company is in excess of normal requirements and no prices provided therein are in excess of current market prices for the products or services to be provided thereunder.

         2.22 Compliance with Health Care Laws.

         (a) Section 2.22(a) of the Company Disclosure Schedule lists all claims, statements, and other matters including, but not limited to, all correspondence or communications with governmental agencies, intermediaries or carriers) concerning or relating to any federal or state government funded health care program that involves, relates to or alleges any violation of any applicable rule, regulation, policy or requirement of any such program. To the knowledge of the Company, the Company is not currently subject to any outstanding audit by any such government agency, intermediary or carrier, and there are no grounds to anticipate any such audit in the foreseeable future other than such audits in the normal course of business.

         (b) The Company has complied in all material respects with all applicable security and privacy standards regarding protected health information under HIPAA and the regulations promulgated thereunder and all applicable state privacy laws. To the knowledge of the Company, the Company's products contain technical security mechanisms, which are reasonably capable of protecting the confidentiality, integrity, and availability of the data stored or transmitted by such products, and include, without limitation, access controls, audit controls, mechanisms to verify the integrity of the data or images, person and/or entity authentication, and transmission security mechanisms. Except as set forth on Section 2.22(b) of the Company Disclosure Schedule, the Company has not received from any person, nor has been made aware of, any written complaints or concerns regarding the Company's or product noncompliance with HIPAA, any regulations promulgated thereunder, or any applicable state privacy laws. To the extent that the Company represents, or has represented, that its products and/or services comply with any privacy or security laws, regulations, rules, and/or standards, the Company has undertaken all activities reasonably necessary to comply in all material respects with such laws, regulations, rules, and/or standards.

         (c) The Company has not knowingly or willfully paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of obtaining any bids, contracts or other business, which violated any applicable anti-kickback law, including without limitation the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. ss. 1320a-7b(b), or any applicable state anti-kickback law.

         2.23 FDA Regulation and Approvals.

         The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its business as currently conducted, except where the lack of any such certificate, authorization or permit would not have a Company Material Adverse Effect, including without limitation all such certificates, authorizations and permits required by the United States Food and Drug Administration or any other federal, state or foreign agencies or bodies engaged in the regulation of medical devices and medical image management systems, and the Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be foreseen to have a Company Material Adverse Effect, except as described in Section 2.23 of the Company Disclosure Schedule.

         2.24 Inventory. The inventory of the Company consists only of items of a quality and quantity usable or saleable in the ordinary course of business, and within a reasonable period of time, as first quality goods. Subject to amounts reserved therefor on the Most Recent Balance Sheet, all inventory is valued on the Most Recent Balance Sheet at the lower of cost, determined by the first in first out method of accounting, or market value, in accordance with GAAP. The Company has good and marketable title to the inventory, free and clear of all material Liens. The inventory does not consist of, in any material amount, items that are obsolete, damaged or slow-moving. The inventory does not include any items held on consignment, except certain items that are held on consignment in the ordinary course of business. The inventory is on the date hereof, and will be on the Closing Date, at normal and adequate levels for the continuation of the ordinary course of business. The Company is not under any obligation or liability with respect to accepting returns of items of inventory or merchandise in the possession of its customers other than in the ordinary course of business consistent with past practice. No clearance or extraordinary sale of inventory has been conducted since the Most Recent Balance Sheet Date.
Section 2.24(a) of the Company Disclosure Schedule contains a complete list of the addresses of all warehouses and other facilities in which the inventories are located.

         2.25 Environmental Matters.

         (a) To the Company's knowledge, the Company is in compliance in all material respects with all Environmental Laws (as hereinafter defined), which compliance includes, without limitation, the possession by the Company of all Material Permits required under all applicable Environmental Laws, if any, and compliance in all material respects with the terms and conditions thereof.

         (b) For purposes of this Agreement, the terms "Environmental Law" shall mean any federal, state, local or foreign law or statute, or any rule or regulation implementing such law or statute and any applicable case law or administrative decision, in each case existing and in effect on the date hereof relating to pollution or protection of the environment, including, without limitation, any statute or regulation pertaining to: (i) treatment, storage, disposal, generation or transportation of Materials of Environmental Concern;
(ii) air, water and noise pollution; (iii) groundwater and soil contamination;
(iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including, without limitation, emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the protection of wildlife, marine sanctuaries and wetlands, including, without limitation, all endangered and threatened species;
(vi) aboveground or underground storage tanks, vessels and containers; (vii) abandoned, disposed or discarded barrels, tanks, vessels, containers and other closed receptacles; and (viii) the manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Materials of Environmental Concern, and "Materials of Environmental Concern" shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. ss. 300.5, or defined as such by, or regulated as such under, any Environmental Law, including without limitation, all radioactive materials.

         2.26 Brokers. Other than (i) any payment obligation to the current Chief Executive Officer of the Company in connection with the consummation of the Merger and (ii) any fee not to exceed the amount previously disclosed to Cedara in writing payable to CIBC World Markets Corp. in connection with the consummation of the Merger, no broker, financial advisor, investment banker or other Person, is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and no such Person is entitled to any fee or commission based on the successful consummation of the Merger.

         2.27 Certain Business Practices. Neither the Company, or to the knowledge of the Company, any director, officer, employee or agent of the Company has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment.

         2.28 Government Contracts. The Company has not been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or, to the knowledge of the Company, threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company or Cedara (assuming that no such suspension or debarment will result solely from the identity of Cedara).

         2.29 Interested Party Transactions. Except as set forth in Section
2.29 of the Company Disclosure Schedule, since January 1, 2001, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if the Company was required to report such events pursuant to the Exchange Act.

         2.30 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.


                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF CEDARA AND MERGER SUB

         Cedara, on behalf of itself and Merger Sub, represents and warrants to the Company that the statements contained in this Article III are true, complete and correct. In the absence of fraud, the representations and warranties contained in this Article III are the sole representations and warranties made by Cedara and Merger Sub under this Agreement and in connection with the transactions contemplated by this Agreement and supersede any and all previous written or oral statements made by Cedara and Merger Sub to the Company.

         3.1 Organization and Qualification. Cedara is a corporation duly organized, validly existing and in corporate good standing under the laws of the Province of Ontario.

         3.2 Authority; Required Filings.

         (a) Each of Cedara and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all requisite corporate action on the part of Cedara and Merger Sub and no other corporate proceedings are necessary.

         (b) This Agreement has been duly executed and delivered by Cedara and Merger Sub and constitute the valid and binding obligations of Cedara and Merger Sub, enforceable against each of them in accordance with its terms, subject only to the Equitable Exceptions.

         (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Cedara or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; and (ii) filings necessary to comply with securities laws, regulations and requirements of stock exchange and inter-dealer quotation systems which, if not obtained or made, could not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

         3.3 Non-Contravention. The execution and delivery of this Agreement do not, and the performance by Cedara or Merger Sub of their respective obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of any benefit under any provision of, or require the consent of any party to: (i) the Certificate of Amalgamation of Cedara, the Certificate of Incorporation of Merger Sub or Bylaws of Cedara or Merger Sub; (ii) subject to applicable governmental filings and other matters, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to Cedara or Merger Sub, or by which any of its properties or assets may be bound or affected, except for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.


                                  ARTICLE IV

                           CONDUCT PENDING THE MERGER

         4.1 Conduct of Business Pending the Merger.

         (a) The Company covenants and agrees that, between the date hereof and the earlier to occur of the Effective Time or such earlier time as this Agreement is terminated in accordance with Article VII (such period being hereinafter referred to as the "Interim Period"), except as expressly required by this Agreement or unless Cedara shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, the Company: (i) shall conduct its business only in the ordinary course of business, consistent with past practice and according to the plans and budgets previously provided to Cedara; (ii) shall not take any action, or fail to take any action, except in the ordinary course of business, consistent with past practice; and (iii) shall use its reasonable best efforts to preserve intact its business organization, properties and assets, keep available the services of its officers, employees and consultants, maintain in effect all Company Material Contracts and preserve its relationships, customers, licensees, suppliers and other Persons with which it has business relations. By way of amplification and not limitation, except as expressly permitted by this Agreement, the Company shall not, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of Cedara, which shall not be unreasonably withheld, delayed or conditioned:

                  (i) amend its Certificate of Incorporation, Bylaws or other equivalent organizational documents, or otherwise alter its corporate structure through merger, liquidation, reorganization, restructuring or otherwise;

                  (ii) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company;

                  (iii) sell, transfer, pledge, dispose of or encumber any properties, facilities, equipment or other assets, except for sales of inventory and equipment in the ordinary course of business and not material in amount, either individually or in the aggregate;

                  (iv) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of its capital stock or other equity interests;

                  (v) split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests;

                  (vi) sell, transfer, lease, license, sublicense, mortgage, pledge, dispose of, encumber, grant or otherwise dispose of any Company Intellectual Property rights, or amend or modify in any material respect any existing agreements with respect to any Company Intellectual Property rights, except for licenses of Company Intellectual Property rights to end-user customers for their internal use or solely as necessary for such customers to use the Company's products and services, in each case in the ordinary course of business consistent with past practice;

                  (vii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division thereof;

                  (viii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except in the ordinary course of business and as otherwise permitted under any loan or credit agreement to which the Company is a party as of the date of this Agreement;

                  (ix) authorize or make any new capital expenditure or expenditures, or incur any obligations or liabilities in connection therewith, which individually is in excess of $15,000 or, in the aggregate, are in excess of $40,000;

                  (x) except as required to comply with any applicable law or any contract agreement or Plan in effect on the date of this Agreement, and only after five (5) days prior written notice to Cedara, take or permit to be taken any action to: (A) increase the compensation payable to its directors, officers, employees, consultants or advisors other than in accordance with Annex 4.1(a)(x)(A) attached hereto; (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, its officers; (C) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee except in accordance with agreements entered into before the date of this Agreement or otherwise in the ordinary course of business consistent with past practice; (D) enter into any collective bargaining agreement; (E) hire any employees, independent contractors or consultants, having a total compensation that is individually in excess of $100,000, or that collectively is in excess of $200,000, other than those positions set forth on Annex 4.1(a)(x)(E) attached hereto; (F) terminate any employees, independent contractors or consultants, having a severance package that is individually in excess of $10,000, or that collectively is in excess of $50,000; or (G) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or other Plan or arrangement for the benefit of any of its directors, officers or employees, except in accordance with the provisions of Section 5.3 of this Agreement. For the purposes of this Agreement, unless the context indicates otherwise, "compensation" shall include base salary, bonus, severance and other remuneration, whether paid in cash or otherwise;

                  (xi) change any accounting policies or procedures (including, without limitation, procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable), unless required by statutory accounting principles or GAAP;

                  (xii) create, incur, suffer to exist or assume any Lien on any of its material properties, facilities or other assets;

                  (xiii) other than in the ordinary course of business: (A) enter into any material contract; (B) modify, amend or transfer in any material respect or terminate any material contract or waive, release or assign any material rights or claims thereto or thereunder; or (C) enter into, extend, amend or modify any lease with respect to real property;

                  (xiv) enter into any contract or agreement containing any restriction on the ability of the Company to assign its rights, interests and obligations thereunder, unless such restriction expressly excludes any assignment to Cedara in connection with or following consummation of the Merger and the other transactions contemplated hereby;

                  (xv) enter into any contract or agreement, or amend the terms of any existing contract or agreement, which grants to any Person exclusive supply, manufacturing, production, marketing or distribution rights with respect to any of its products or technologies;

                  (xvi) enter into any contract or agreement with a term of greater than one year or which can reasonably be expected to result in payment obligations by the Company in excess of $25,000;

                  (xvii) make any Tax election or settle or compromise any material federal, state, local or foreign Tax liability, or agree to an extension of a statute of limitations with respect thereto;

                  (xviii) pay, discharge, satisfy or settle any material litigation or waive, assign or release any rights or claims with respect thereto;

                  (xix) accelerate or otherwise amend the terms of any outstanding options under the Company stock plans, except in accordance with the provisions of Section 1.15 of this Agreement or as required under the terms of such Company stock plans;

                  (xx) fail to maintain in full force and effect all insurance policies currently in effect, or permit any of the coverage thereunder to lapse, in each case without simultaneously securing replacement insurance policies which will be in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies;

                  (xxi) subject to Section 4.1(a)(ix), fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice of the Company, improve the conditions of the properties, facilities and equipment of the Company, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;

                  (xxii) take any action or fail to take any reasonable action permitted by this Agreement if such action or failure to take action could reasonably be expected to result in either (A) any of the representations and warranties of the Company set forth in Article II of this Agreement becoming untrue in any material respect or (B) any of the conditions to the Closing set forth in Article VI of this Agreement not being satisfied as of the Closing Date; or

                  (xxiii) authorize, recommend, propose, announce or enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

         (b) During the Interim Period, the Company will: (i) solicit and accept customer orders in the ordinary course of business; and (ii) cooperate with Cedara in communicating with suppliers and customers to accomplish the orderly transfer of the business and operations of the Company to the control of Cedara on the Closing Date.

         4.2 No Solicitation of Other Proposals.

         (a) The Company shall, and shall cause each of its officers, directors, employees, investment bankers, attorneys, accountants or other agents (collectively "the Company Representatives") to, immediately cease and cause to be terminated all existing discussions, negotiations, communications with any Persons with respect to any existing or potential Acquisition Proposal (as hereinafter defined). The Company also agrees not to release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party. Except as provided in
Section 4.2(b), from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not, and shall not authorize or permit the Company Representatives to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or, in connection with any Acquisition Proposal, furnish to any Person (other than Cedara) any information or data with respect to the Company or otherwise relating to an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. For purposes of this Agreement, "Acquisition Proposal" shall mean any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner at least a 15% equity interest in, or at least a 15% portion of the business or assets of, the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions to be effected pursuant to this Agreement.

         (b) Notwithstanding the foregoing, prior to the Effective Time, the Company may furnish information concerning its business, properties or assets to any Person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated as of October 3, 2003, between Cedara and the Company (the "Confidentiality Agreement"), and negotiate and participate in discussions and negotiations with such Person concerning an Acquisition Proposal if, but only if, (i) such Acquisition Proposal is for all, but not less than all, of the issued and outstanding shares of capital stock of the Company or all, or substantially all, of the assets of the Company on a consolidated basis; (ii) such Person has on an unsolicited basis, and in the absence of any violation of this Section 4.2, submitted a bona fide written proposal to the Company relating to any such transaction which the Company's Board of Directors determines in good faith, after consultation with outside legal counsel, involves consideration to the holders of the capital stock of the Company that is superior, from a financial point of view, to the consideration offered to the Stockholders pursuant to this Agreement and the transactions contemplated hereby and, considering, among other things, the nature of the currency being offered or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (iii) in the good faith opinion of the Company's Board of Directors, only after consultation with outside legal counsel to the Company, providing such information or access or engaging in such discussions or negotiations is in the best interests of the Stockholders and the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be deemed to constitute a breach by the Company's Board of Directors of its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i), (ii) and (iii) being referred to herein as a "Superior Proposal"). The Company shall promptly (and in any event within 24 hours) notify Cedara in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal or the possibility or consideration of making an Acquisition Proposal ("Acquisition Proposal Interest"), and such notice shall indicate the name of the Person making such Acquisition Proposal Interest and the material terms and conditions of any proposals or offers. The Company agrees that it shall keep Cedara informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. The Company shall promptly (and in any event within 24 hours) following determination by the Company's Board of Directors that an Acquisition Proposal is a Superior Proposal and prior to providing any such Person with any material non-public information, notify Cedara of the making of such determination. The Company shall promptly provide to Cedara any material non-public information regarding the Company provided to any other Person which was not previously provided to Cedara, such additional information to be provided no later than the date of provision of such information to such other party.

         (c) Except as set forth in this Section 4.2(c) and Section 7.1(i), neither the Company's Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated hereby, the approval or recommendation by the Company's Board of Directors or any such committee thereof, this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any

Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of the Merger Consideration, the Company's Board of Directors may (subject to the terms of this sentence and the immediately following sentence) (A) withdraw or modify its approval or recommendation of this Agreement or the Merger, in connection with a Superior Proposal if after consultation with its outside legal counsel, it determines in good faith that failure to take such action could reasonably be deemed to constitute a breach of its fiduciary duties to the Stockholders under applicable law, or (B) approve or recommend a Superior Proposal, or (C) enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth (5th) Business Day following the Company's delivery to Cedara of written notice advising Cedara that the Company's Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; provided, however, that the Company shall not enter into an agreement with respect to a Superior Proposal unless the Company shall also have terminated this Agreement in compliance with Section 7.1(i).

         4.3 Information Statement to Company Stockholders. The Company shall as soon as practicable, but in any event within three (3) Business Days after the execution and delivery of this Agreement, disseminate to its Stockholders an information statement describing the Merger and the transactions contemplated by the Merger, advising the Stockholders of their statutory appraisal rights to the Merger under the DGCL (the "Information Statement"). Such Information Statement shall include a solicitation to the Stockholders to submit their concurring consents within the twenty (20) day period for demanding appraisal rights set forth in Section 262 of the DGCL. Cedara shall be entitled to receive upon request from the Company any and all information regarding the Information Statement and the conduct of such solicitation and appraisal rights process by the Company or its representatives and the results of such process thereof; provided that the Company shall as soon as practicable, and in any event within one (1) Business Day after receipt by the Company, furnish to Cedara (X) true and complete copies of all written communications from Stockholders, and (Y) notification of all oral communications from Stockholders that hold at least 100,000 shares of capital stock of the Company, on a fully-converted basis, and have expressed to the Company adversity to this Agreement or the transactions contemplated hereby, received by the Company on or after the date hereof and related to the Information Statement, the solicitation pursuant thereto, this Agreement or the transactions contemplated hereby. The Information Statement shall not, on the date the Information Statement is first mailed to the Stockholders, at the time any written consent of a Stockholder in connection with the Merger is given and at the Effective Time, contain any false or misleading statement with respect to any material fact or omit to state any material fact required to make the statements made therein, in light of the circumstances in which made, not misleading. If at any time prior to the Effective Time, any event or information becomes known to the Company which is reasonably necessary to be set forth in an amendment of or supplement to the Information Statement such that the representation or warranty in the immediately preceding sentence will be true in all material respects, the Company shall promptly inform Cedara and prepare and disseminate to the Stockholders such amendment as promptly as practicable.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

         5.1 Access to Information; Confidentiality.

         (a) Upon reasonable notice, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Cedara reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to Cedara all information concerning its business, properties and personnel as Cedara may reasonably request during normal business hours and upon at least 24 hours' prior notice. The Company shall make available to Cedara the appropriate individuals for discussion of its business, properties and personnel as Cedara may reasonably request.

         (b) No investigation by Cedara or its representatives shall affect any representations, warranties, covenants or agreements of the Company set forth herein or the conditions to the obligations of the Company hereto.

         (c) All information obtained by Cedara pursuant to Section 5.2(a) shall be kept confidential in accordance with the Confidentiality Agreement.

         5.2 Reasonable Efforts; Further Assurances.

         (a) Cedara and the Company shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VI, as applicable to each of them. Each Party, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and other transactions contemplated by this Agreement.

         (b) Subject to the terms and conditions hereof, the Company and Cedara agree to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement including, without limitation, using their respective reasonable best efforts:
(i) to obtain prior to the Closing Date all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to agreements and contracts with the Company as are necessary for the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Cedara and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including, without limitation, providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith); (iii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing; and
(iv) to lift, rescind or mitigate the effects of any injunction, restraining order or other ruling by a Governmental Authority adversely affecting the ability of any Party to consummate the Merger or other transactions contemplated hereby and to prevent, with respect to any threatened or such injunction, restraining order or other such ruling, the issuance or entry thereof.

         5.3 Employee Benefit Matters

         (a) Cedara agrees that individuals who are employed by the Company immediately prior to the Effective Time shall remain employees of the Surviving Corporation upon the Effective Time (each such employee, a "New Cedara Employee").

         (b) As of the Closing on the Closing Date and without any waiting period, Cedara and the Company will provide new Cedara Employees (and their dependents) who are covered under the Company's medical or dental plans immediately prior to the Closing on the Closing Date with medical and dental benefit coverage under group health plans, which may be the same Plan as they participated in immediately prior to the Closing or a new plan to be established and maintained by Cedara and the Company (a "Cedara/Company Plan") and if heath coverage is under a Cedara/Company Plan, Cedara will cause its insurers to waive any pre-existing condition exclusions or limitations applicable to such persons under such medical and dental plans, to the extent they had been met under a Plan.

         (c) Each of Cedara and the Surviving Corporation acknowledge that, effective as of the Closing Date, it is a successor employer of the new Cedara Employees for purposes of compliance with the Family and Medical Leave Act, the group health plan continuation coverage rules of COBRA, and any similar applicable state laws.

         (d) For purposes of Cedara/Company Plan, on and after the Closing on the Closing Date, any years of eligibility service or vesting service credited to the new Employees under the employee benefit Plans, as of the Closing Date shall be treated as eligibility or vesting service.

         (e) After the Closing Date, Cedara and the Surviving Corporation shall have sole responsibility and liability for the notice, compensation, benefits, and other requirements of the federal Worker Adjustment and Retraining Notification Act and all applicable State facility closing or lay-off laws with respect to the Hired Employees.

         (f) Prior to the Effective Time, Cedara may, solely in its reasonable discretion, require the Company to terminate any Plan as of the Effective Time and to take all such steps as Cedara may deem necessary to ensure any such terminated Plan is in compliance with all applicable laws prior to its termination and to make any such filings with the IRS or with such other regulatory agency as Cedara may deem necessary or beneficial, with all costs associated therewith paid by either the Company prior to the Effective Time or by Cedara with respect to any such costs incurred after the Effective Time; provided, however, that such costs shall be paid from the Escrow Fund in the event that Cedara requests that the Company terminate any Plan prior to the Effective Time and the Plan is not so terminated. After the Effective Time, to the extent any such Plan was terminated in accordance with the foregoing, the New Cedara Employees shall be eligible to participate in the employee benefit plans of Cedara (the "Cedara Benefit Plans") to the same extent as any similarly situated and geographically located employee of Cedara, and subject to the terms and conditions of each such Cedara Benefit Plan.

         (g) Nothing contained in this Section 5.3 shall be deemed to be a commitment of the Surviving Corporation, Cedara to employ any New Cedara Employee for any period of time after the Effective Time, and this Section 5.3 shall not be construed to limit the ability of the Surviving Corporation or Cedara to terminate the employment of any New Cedara Employee at any time after the Effective Time. In addition, nothing contained in this Section 5.3 shall be deemed to prevent Cedara from amending or terminating any Cedara Benefit Plan in accordance with its terms.

         (h) The provisions of this Section 5.3 are not intended to create rights of third-party beneficiaries.

         5.4 Notification of Certain Matters.

         (a) The Company shall give prompt notice to Cedara, and Cedara shall give prompt notice to the Company, of the occurrence or non-occurrence of (i) any event the occurrence, or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect) and (ii) any failure of the Company, Cedara or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

         (b) Each of the Company and Cedara shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation, relating to or involving or otherwise affecting the Company or Cedara that relates to the Merger or other transactions contemplated by this Agreement;
(iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Material Contract; and (v) any change that would be considered reasonably likely to result in a Company or Cedara Material Adverse Effect, as the case may be, or is likely to impair in any material respect the ability of either Cedara or the Company to consummate the transactions contemplated by this Agreement.

         5.5 Public Announcements. Neither Party shall issue or cause, or permit any of its affiliates to issue or cause, the publication of any press release or other public statement with respect to the Merger or other transactions contemplated by this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably delayed or denied. Notwithstanding the foregoing, in the event that either Party determines, with the advice of outside legal counsel, that it is obligated under applicable law to make any public statement regardless of the consent of the other Party that would otherwise be prohibited by the foregoing, such Party may do so but only after first informing the other Party of its determination, providing to the other Party the text of the proposed press release or other public statement and giving the other Party a reasonable opportunity to comment or, if the other Party so determines, to obtain a protective order, confidential treatment or other limitation of or protection from such proposed press release or other public announcement, consistent with applicable law as determined by the Party proposing to make the public announcement or other public statement.

         5.6 Indemnification of Directors and Officers.

         (a) Cedara and the Surviving Corporation agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company (the "Indemnified Persons") as provided in the Certificate of Incorporation or Bylaws of the Company and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Cedara shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

         (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Cedara dissolves the Surviving Corporation, then, and in each such case, Cedara shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.6, and Cedara shall ensure that such successors and assigns of the Surviving Corporation comply with and honor the foregoing obligations.

         (c) Cedara and the Surviving Corporation shall, until the sixth anniversary of the Effective Time or such earlier date as may be mutually agreed upon by Cedara, the Surviving Corporation and the applicable Indemnified Person, cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company as of the date hereof (or policies of at least comparable coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time. In lieu of the purchase of such insurance by Cedara or the Surviving Corporation, Cedara may, or the Company may with the prior written consent of Cedara, purchase a six (6) year extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage. Notwithstanding the foregoing, in no event shall Cedara or the Surviving Corporation be obligated to expend any amount per year in excess of 200% of the aggregate premiums paid by the Company in the period commencing July 31, 2003 and ended July 31, 2004 for directors' and officers' liability insurance in order to maintain or procure insurance coverage pursuant to this paragraph (c). If Cedara or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 5.6(c) for such annual premium, Cedara or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 200% of the aggregate premiums paid by the Company in the period ended July 31, 2004 for directors' and officers' liability insurance.

         (d) The provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her respective heirs and representatives and may not be amended or repealed in any manner adverse to such Indemnified Person without the written consent of such Indemnified Person.

         5.7 FIRPTA Compliance Pre-Closing. The Surviving Corporation shall, as soon as practicable after the Effective Time, deliver to Cedara a statement conforming to the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3) of the regulations of the IRS in form and substance, certifying that shares of capital stock of the Company do not constitute "United States real property interests" under Section 897(c) of the Code. In addition, simultaneously with the delivery of such statement, the Company shall provide to Cedara, as agent for the Company, a form of notice to the IRS conforming to the requirements of Section 1.897-2(h) (2) of such regulations, together with written authorizations to Cedara to deliver such notifications to the IRS after the Effective Time.

         5.8 Tax Matters

         (a) Filing of Returns. Cedara shall prepare or cause to be prepared and file or cause to be filed all tax returns for the Company for all periods ending on or prior to or including the Effective Time that are due after the Effective Time and all other tax returns due after the Effective Time. Cedara shall permit the Eligible Preferred Representatives to review and comment on all tax returns filed for the Company for any period for which the Company may have an indemnification obligation under this Agreement, and shall make such revisions to such tax returns as are reasonably requested by the Eligible Preferred Representatives. The Eligible Preferred Representatives shall be entitled to review and participate in the preparation of such tax returns, such tax returns shall be prepared consistent with past practices, and no position can be taken on the tax returns that would give rise to an indemnification obligation of the Company hereunder, without the prior written consent of the Eligible Preferred Representatives. Neither Cedara nor the Surviving Corporation shall file any amended Tax Return with respect to taxable periods subject to indemnification by the Company hereunder and during the survival period thereof without the prior written consent of the Eligible Preferred Representatives. Nothing contained in this Section 5.8 or in any other provision hereof shall be deemed to have been breached by reason of any change or adoption of a new fiscal year by Cedara and/or any change of an accounting practice that is in compliance with applicable law and GAAP, including any Tax law.

         (b) Tax Controversies; Assistance and Cooperation.

                  (i) Notice. In the event any Tax authority informs or is deemed to inform Cedara or the Surviving Corporation of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the Company may incur liability hereunder, the party so informed shall promptly notify the Eligible Preferred Representatives in writing of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Tax authority with respect to such matter. If an Indemnified Party fails to provide the Indemnifying Party prompt notice of such asserted Tax liability, then (1) if the Indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give the required notice, the Indemnifying Party shall have no obligation to indemnify the

Indemnified Party for Taxes arising out of such asserted Tax liability, and (2) if the Indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to provide the required notice results in a monetary detriment to the Indemnifying Party, then the Indemnified Party shall promptly reimburse to the Indemnifying Party such amounts.

                  (ii) Control Rights. With respect to any examination, audit, contest, appeal or other proceeding relating to Taxes of the Company that could give rise to indemnification obligations of the Company hereunder, the Eligible Preferred Representatives shall have the right to control the contest and settlement of any such proceeding. Cedara and the Surviving Corporation shall cooperate with the Eligible Preferred Representatives, and shall provide the Eligible Preferred Representatives with access to tax returns, books and records and other relevant information and shall execute any necessary powers of attorney relevant to authority of the Eligible Preferred Representatives. In the event that the Eligible Preferred Representatives elects not to control such contest and settlement, the Eligible Preferred Representatives shall have the right to participate in such contest and settlement and neither Cedara nor the Surviving Corporation shall settle any audit or proceeding without the consent of the Eligible Preferred Representatives.

                  (iii) Assistance and Cooperation. The Eligible Preferred Representatives on the one hand, and Cedara and the Surviving Corporation, on the other, shall cooperate (and cause their affiliates to cooperate) with each other and with each other's agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Company, including (i) preparation and filing of Tax Returns, (ii) determining the liability and amount of any Taxes due or the right to and amount of any refund of Taxes,
(iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include each Party making all relevant information and documents in its possession relating to the Company and available to the other Party. The Parties shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent notified by any Party, any extension thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each of the Parties shall also make available to the other Party, as reasonably requested and available, personnel (including officers, directors, employees and agents) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

         (c) For the purposes of this Agreement, the Indemnified Party shall not be treated as having incurred any Losses related to Taxes until such time as there has been a final disposition as to the Tax at issue.

         (d) Without the prior written consent of Cedara, the Company shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date.


                                  ARTICLE VI

                              CONDITIONS OF MERGER

         6.1 Conditions to Obligation of Each Party to Effect the Merger. The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part, to the extent permitted by the applicable law:

         (a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially identical terms and conferring upon Cedara substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any law, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Cedara substantially all the rights and benefits as contemplated herein illegal.

         (b) Approval by Stockholders. The Stockholders of the Company shall have approved (i) the Agreement and the transactions contemplated hereby as required by the Certificate of Incorporation and Section 251 of the DGCL and
(ii) the Charter Amendment.

         (c) Charter Amendment. The Charter Amendment shall have been filed with and accepted by the Secretary of State of the State of Delaware.

         (d) Escrow Agreement. Cedara, the Eligible Preferred Representatives and the Escrow Agent shall have entered into the Escrow Agreement.

         (e) The Certificate of Merger. The Certificate of Merger shall have been filed with and accepted by the Secretary of State of the State of Delaware.

         6.2 Additional Conditions to Obligations of Cedara. The obligations of Cedara to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by Cedara, in whole or in part, to the extent permitted by the applicable law:

         (a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects except that representations and warranties qualified as to materiality or

Material Adverse Effect shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Cedara shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

         (b) Agreements and Covenants. The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied in all material respects by it on or prior to the Effective Time. Cedara shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

         (c) Legal Opinion. Cedara shall have received an opinion from legal counsel to the Company in substantially the form attached hereto as Annex 6.2(c).

         (d) Resolutions of the Company; Incumbency. Cedara shall have received
(i) a true, complete and correct copy, certified by the Secretary or an Assistant Secretary of the Company, of the resolutions duly and validly adopted by the Company's Board of Directors, evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and of the resolutions duly and validly approved by the Stockholders and sufficient for the approval of this Agreement and the Merger under the Certificate of Incorporation and the DGCL, and (ii) a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and signatures of the officers of the Company authorized to sign this Agreement and the other documents to be delivered hereunder;

         (e) Minimum Consents. In addition to the written consents of Stockholders sufficient to approve this Agreement and the Merger in accordance with the Certificate of Incorporation and the DGCL, the holders of outstanding shares of Series J Preferred and Series K Preferred having a majority of the combined voting power of all outstanding shares of Series J Preferred and Series K Preferred shall have executed and delivered written consents approving this Agreement and the Merger;

         (f) Other Closing Documents. Cedara shall have received such other certificates and other closing documents including, but not limited to, certificates of corporate and tax good standings of the Company, as Cedara reasonably requests in form and substance reasonably satisfactory to Cedara.

         (g) Approvals of Governmental Authorities; Third Party Consents. Cedara shall have received evidence, in form and substance reasonably satisfactory to it, that (i) those approvals of Governmental Authorities and other third parties described in Section 2.4(d) (or not described in Section 2.4(d) but required to be so described) have been obtained and (ii) the consents of such Persons set forth in Section 2.4(c) of the Company Disclosure

Schedule have been obtained, except where the failure to have been obtained, either individually or in the aggregate, has not had and could not reasonably be expected to result in a Company Material Adverse Effect.

         (h) No Material Adverse Effect. From and after the date hereof, there shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or could reasonably be expected to result in a Company Material Adverse Effect.

         (i) Resignations of Directors. Cedara shall have received written resignations from all of the directors of the Company effective as of the Effective Time.

         (j) Dissenting Shares. Stockholders holding shares of capital stock of the Company constituting five and one-half percent (5 1/2 %) or more of issued and outstanding shares of capital stock of the Company, on a fully converted basis, shall not have demanded appraisal of such shares pursuant to Section 262 of the DGCL.

         (k) Absence of Litigation. No Stockholder or Stockholders shall have commenced any litigation relating to this Agreement or the transactions contemplated thereby, other than in connection with the exercise of appraisal rights pursuant to Section 262 of the DGCL.

         (l) Absence of Overtly Threatened Litigation or Demand for Appraisal. The aggregate number of shares of Common Stock of the Company issuable upon conversion of the Series J Preferred, the Series K Preferred and/or the Series L Preferred held by Stockholders that have either (i) Overtly Threatened any litigation relating to this Agreement or the transactions contemplated hereby or (ii) demanded appraisal of such shares pursuant to Section 262 of the DGCL, shall not equal or exceed one million (1,000,000).

         (m) Minimum Cash. The Company shall have cash and cash equivalents on hand immediately prior to the Closing of not less than the amount set forth in Annex 6.2(m) and Cedara shall have received a certificate to such effect from the Company's Chief Financial Officer; provided that such condition shall not imply that the Company may take or permit the taking of any action proscribed by Section 4.1.

         (n) Termination of any Outstanding Warrants or Options. As of the Closing Date, the Company shall terminate, or there shall otherwise have terminated, any and all outstanding warrants or options to purchase shares of capital stock of the Company.

         (o) Appointment of the Eligible Preferred Representatives. Each Eligible Preferred Holder that has appointed an Eligible Preferred Representative pursuant to Section 1.12 shall have entered into an agreement with such Eligible Preferred Representative in respect of the terms of such appointment to Cedara's sole satisfaction.

         6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by the applicable law:

         (a) Representations and Warranties. The representations and warranties of Cedara and Merger Sub shall be true and correct in all respects except that representations and warranties qualified as to materiality shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, could not reasonably be expected to impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis. The Company shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Cedara.

         (b) Agreements and Covenants. Cedara and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis. The Company shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Cedara.

         (c) Resolutions of the Cedara and Merger Sub; Incumbency. The Company shall have received (i) a true, complete and correct copy, certified by the Secretary or an Assistant Secretary of each of Cedara and Merger Sub, of the resolutions duly and validly adopted by Cedara's and Merger Sub's Boards of Directors evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) a certificate of the Secretary or an Assistant Secretary of each of Cedara and Merger Sub certifying the names and signatures of the officers of the Cedara and Merger Sub authorized to sign this Agreement and the other documents to be delivered hereunder.

         (d) Legal Opinion. The Company shall have received opinions from legal counsel to Cedara in substantially the forms attached hereto as Annex 6.3(d).

         (e) Other Closing Documents. The Company shall have received such other certificates and other closing documents including, but not limited to, certificates of corporate good standing of Cedara, as the Company reasonably requests in form and substance satisfactory to the Company.

         (f) Approvals of Governmental Authorities. The Company shall have received evidence, in form and substance reasonably satisfactory to it, that those approvals of Governmental Authorities and other third parties described in Section 3.2(c) (or not described in Section 3.2(c) but required to be so described) have been obtained, except where the failure to have been so obtained or made, either individually or in the aggregate, could not reasonably be expected to impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

         (g) Delivery of Merger Consideration. Cedara shall have caused the Merger Consideration to be paid to or on behalf of Mr. Smith, the Senior Management Employees, and the Eligible Preferred Holders as set forth on the Allocation Schedule and in accordance with instructions provided by the Company, and shall deposit the Escrow Fund in escrow with the Escrow Agent pursuant to the terms of the Escrow Agreement.


                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

         7.1 Termination. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Stockholders:

         (a) by mutual written consent of the Parties duly authorized by each of the Boards of Directors of Cedara and the Company;

         (b) by Cedara, within three (3) Business Days after the date hereof, if Stockholders holding such numbers of shares of various series of capital stock of the Company sufficient to satisfy the requirements such that the Merger may be consummated under the Certificate of Incorporation and Section 251 of the DGCL shall not have given their written consents without a meeting approving the Agreement and the transactions contemplated hereby;

         (c) by either Cedara or the Company if the Merger shall not have been consummated on or before November 1, 2004; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

         (d) by either Cedara or the Company, if a Governmental Authority shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

         (e) by Cedara, if the Company, the Board of Directors of the Company, or any authorized committee thereof or the Stockholders whose written consents constituted the approval of this Agreement and the transactions contemplated hereby shall have: (i) approved or recommended, or proposed to approve or recommend, any Acquisition Proposal other than the Merger; (ii) failed to disseminate or withdraw the Information Statement to the Stockholders, failed to amend and disseminate an amendment of the Information Statement as required by Section 4.3, and/or ceased to use reasonable efforts to pursue the solicitation of consents pursuant thereto, (iii) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Cedara or Merger Sub, its recommendation or approval of the Merger and this Agreement; (iv) upon a request by Cedara to publicly reaffirm the approval and recommendation of the Merger, failed to do so within two (2) Business Days after such request is made; (v) entered, or caused the Company to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal other than the Merger; (vi) acted by written consent without a meeting, voted at a meeting or taken any other action inconsistent with the approvals by the Board of Directors or the Stockholders of this Agreement and the transactions contemplated hereby; or (vii) resolved or announced its intention to do any of the foregoing;

         (f) by Cedara, if neither Cedara nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) at any time any of the representations and warranties of the Company herein are or become untrue such that Section 6.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement other than Sections 4.2 and 4.3 such that Section 6.2(b) will not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within twenty (20) days after notice thereof to the Company;

         (g) by Cedara, if (i) Stockholders holding shares of capital stock of the Company constituting five and one-half percent (5 1/2 %) or more of issued and outstanding shares of capital stock of the Company, on a fully converted basis, have demanded appraisal of such shares pursuant to Section 262 of the DGCL; (ii) any Stockholder or Stockholders shall have commenced on or before the Closing Date any litigation relating to this Agreement or the transactions contemplated hereby and such litigation has not been dismissed; or (iii) the aggregate number of shares of Common Stock of the Company issuable upon conversion of the Series J Preferred, the Series K Preferred and/or the Series L Preferred held by Stockholders that have either (X) Overtly Threatened any litigation relating to this Agreement or the transactions contemplated hereby or (Y) demanded appraisal of such shares pursuant to Section 262 of the DGCL, equals or exceeds one million (1,000,000).

         (h) by the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time the representations and warranties of Cedara or Merger Sub herein become untrue or inaccurate such that Section 6.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(i)), or (ii) there has been a breach on the part of Cedara or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 6.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(i)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within twenty (20) days after notice thereof to Cedara.

         (i) by the Company, at any time prior to the Effective Time, in order to enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") with respect to a Superior Proposal; provided, that prior to any such termination, (X) the Company has provided Cedara, under a confidentiality undertaking substantially similar to the Confidentiality Agreement or otherwise reasonably acceptable to the Company, with written notice that it intends to terminate this Agreement, identifying the Superior Proposal then determined to be superior from a financial point of view and the parties thereto and delivering a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into, (Y) Cedara shall have five (5) full Business Days after the delivery of such written notice of the Company's intent to terminate this Agreement to propose adjustments in the terms and conditions of this Agreement, the Company shall, and shall cause its advisors to negotiate with Cedara in good faith such proposed adjustments in the terms and conditions of this Agreement and, (Z) following the expiration of such five-day period, the Company shall deliver to Cedara (A) a written notice of termination of this Agreement and (B) a wire transfer of immediately available funds as provided under Section 7.2(b).

         7.2 Effect of Termination

         (a) Except as provided in Section 7.2(b), in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than the Confidentiality Agreement, this Section 7.2, Sections 5.6 and 7.3 and
Article IX, each of which shall survive such termination) shall forthwith become void, and there shall be no liability on the part of Cedara, Merger Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any Party shall cease, except that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement; provided, however, that such liability shall be limited to a maximum of $1,000,000 in the absence of fraud and such limitation shall not prevent a Party from bringing a claim for specific performance or from asserting a counter-claim or cross-claim against any Party or an affiliate of a Party.

         (b) If the Company shall have terminated this Agreement pursuant to
Section 7.1(i) then the Company shall pay to Cedara, contemporaneously with and on the date of such termination pursuant to Section 7.1(i), a termination fee in the amount of $1,000,000 (the "Termination Fee") by wire transfer to such account as Cedara shall designate in writing to the Company. The Company shall not withhold any amounts on any payment under this Section 7.2(b). The Termination Fee provided under this Section 7.2(b) shall constitute the sole and exclusive remedy of Cedara or the Surviving Corporation against the Company as a result of the Company's termination of this Agreement pursuant to Section 7.1(i), except for any claim for recovery of any loss, damage or expense based upon fraud, any claim for specific performance, any claim by way of counter-claim against the Company or any affiliate of the Company making a claim against Cedara or the Merger Sub, or any claim by way of cross-claim against the Company or any affiliate of the Company in the event that any claim is made against Cedara or the Merger Sub by any Person on the basis of any alleged action or inaction by Cedara or the Merger Sub.

         7.3 Fees and Expenses.

         (a) Subject to the provisions of Section 7.2(a) and subject to the payment of the Termination Fee pursuant to Sections 7.1(i) and 7.2(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Merger is consummated.

         (b) Subject to the provisions of Section 7.1, Section 7.2(a) and
Section 7.2(b), nothing in this Section 7.3 shall be deemed to be exclusive of any other rights or remedies either Party may have hereunder or at law or in equity for any breach of this Agreement.

         7.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger Agreement by the Stockholders, no amendment may be made which by law would require approval by the Stockholders. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

         7.5 Waiver. At any time prior to the Effective Time, any Party may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.


                                 ARTICLE VIII

                                INDEMNIFICATION

         8.1 Survival of Representations and Warranties. The representations and warranties of Cedara, Merger Sub and the Company contained in this Agreement shall survive the Closing until June 30, 2006. Neither the period of survival nor the liability of the Company or the Eligible Preferred Holders with respect to their representations and warranties shall be qualified, negated or reduced by any investigation or any discoveries made at any time by or on behalf of Cedara. Notwithstanding the foregoing, if written notice of a Claim (as hereinafter defined) (meeting the specificity requirements of Section 8.4) has been given prior to the expiration of the applicable representations and warranties by Cedara to the Company, then the relevant representations and warranties shall survive as to such Claim until the Claim has been finally resolved.

         8.2 Indemnification of the Cedara Indemnified Parties. Cedara and its affiliates, officers, directors, employees, agents, successors and assigns (the "Cedara Indemnified Parties") shall be indemnified by the Company from any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) actually suffered or incurred by them (hereinafter a "Loss"), arising out of or resulting from:

         (a) the breach of any representation or warranty made by the Company as set forth in this Agreement;

         (b) the breach of any covenant or agreement by the Company as set forth in this Agreement;

         (c) any demand for appraisal by a Stockholder pursuant to Section 262 of the DGCL;

         (d) any Claim made by or on behalf of a Stockholder relating to this Agreement or the transactions contemplated hereby; or

         (e) all Taxes (or the non-payment thereof) of the Company for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date. The Company shall be liable only to the extent that such Taxes are in excess of the amount, if any, reserved for such Taxes on the face of the Most Recent Balance Sheet.

         8.3 Limits on Indemnification. Claims by any of the Cedara Indemnified Parties for indemnification for Losses pursuant to Section 8.2 which are established shall be satisfied from the Escrow Fund. Pursuant to the Escrow Agreement, Cedara shall not have any claim for indemnification by the Company until the aggregate amount of all Claims exceeds $200,000; provided that thereafter Cedara shall be entitled to indemnification for the aggregate amount of all Claims in excess of the first $200,000 of Claims; provided that no Claim may be asserted by Cedara for indemnification if such Claim would be for an amount less than $10,000. The indemnification provided under this Article VIII shall constitute the sole and exclusive remedy of Cedara or the Surviving Corporation against the Eligible Preferred Holders for any Claims arising under this Agreement subsequent to the Closing as a result of any breach of this Agreement, except for any Claim for recovery of any loss, damage or expense based upon fraud, any Claim for specific performance, any Claim by way of counter-claim against any Eligible Preferred Holder making a Claim against Cedara or the Surviving Corporation, or any Claim by way of cross-claim against an Eligible Preferred Holder in the event that any Claim is made against Cedara or the Surviving Corporation by any Person on the basis of any alleged action or inaction by such Eligible Preferred Holder.

         8.4 Notice of Claim. In the event that a Cedara Indemnified Party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which the other party agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Eligible Preferred Holders (each an "Indemnifying Party") at their respective last addresses in the records of the Company. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available)
(a) the factual basis for the Claim, and (b) the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time effectively to contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

         8.5 Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 Business Days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30 Business Day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

         8.6 Third Party Claims. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defense of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party's reasonable out-of-pocket expenses incurred prior to such participation or assumption as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim, within a reasonable time, or if the Indemnifying Party fails to assume control of the defense of any Third Party Claim, the Indemnified Party shall be entitled to assume such control. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third Party Claim, the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned. The Indemnifying Party shall not agree to any settlement of any action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned.

         8.7 Co-operation; Eligible Preferred Representatives Role. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). For the Indemnifying Party, the Eligible Preferred Representatives shall so cooperate.

         8.8 Tax and Insurance Adjustments. In calculating the amount of any claim for indemnification under this Article VIII hereunder, any amount payable shall be reduced by (i) any insurance proceeds payable in respect of the related indemnification loss, and (ii) any payment made by any Indemnifying Party hereunder shall be reduced (but not below zero) by an amount equal to the Tax Benefits, if any, attributable to the loss giving rise to such payment. For purposes of indemnity payments relating to Taxes, the indemnity payment shall be reduced (but not below zero) by the Tax Benefit (as hereinafter defined), if any, attributable to (or arising out of) the adjustment giving rise to the indemnity payment including but not limited to any corresponding adjustments relating to any period ended after the Effective Time, and whether or not realized calculated on a present value basis. For purposes of this Agreement, "Tax Benefit" shall mean the present value of any refund, credit, increased net operating loss, or reduction in otherwise required Tax payments including any interest payable thereon, of Cedara, the Company, and any affiliate which present value shall be computed as of the Effective Time, (i) using the Tax rate applicable to the highest level of income with respect to such Tax under the applicable Tax law on such date and assuming sufficient income in all applicable Tax periods to use such benefits, and (ii) using the interest rate on such date imposed on corporate deficiencies paid within 30 days of a notice of proposed deficiency under the Code or other applicable Tax law. Any Tax Benefit shall be computed net of any related Tax cost (which shall be computed in the same manner in which Tax Benefits are otherwise computed pursuant to this definition). The failure of Cedara or any affiliate to claim a Tax Benefit or an offsetting Tax Benefit shall not preclude any indemnifying party from receiving the benefit hereunder.


                                  ARTICLE IX

                               GENERAL PROVISIONS

         9.1 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with confirmation as provided above addressed as follows:

         (a) If to Cedara or Merger Sub:

                  Cedara Software Corp.
                  6509 Airport Road, Mississauga
                  Ontario, Canada L4V 1S7
                  Telecopier: (905) 672-2307
                  Attention:  Abe Schwartz, Chief Executive Officer

                  With copies to:

                  Stikeman Elliot LLP
                  5300 Commerce Court West
                  Toronto, Ontario
                  M5L 1B9
                  Telecopier: (416) 947-0866
                  Attention:  Dee Rajpal, Esq.

                  and

                  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. The Chrysler Center
                  666 Third Avenue
                  New York, NY  10017
                  Telecopier: (212) 983-3115
                  Attention:  Richard R. Kelly, Esq.

         (b) If to the Company:

                  eMed Technologies Corporation
                  76 Blanchard Road

                  Burlington, MA 01803
                  Telecopier: (781) 272-4333
                  Attention:  Mark Smith, Chief Executive Officer

                  With copies to:

                  Nixon Peabody LLP
                  100 Summer Street
                  Boston, MA  02110
                  Telecopier: (617) 345-1300
                  Attention:  Michael K. Barron, Esq.

         (c) If to the Eligible Preferred Holders:

                  To Their Respective Last Addresses in the Records of the
                  Company

                  With copies to:

                  Nixon Peabody LLP
                  100 Summer Street
                  Boston, MA  02110
                  Telecopier:  (617) 345-1300
                  Attention:  Michael K. Barron, Esq.

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted.

         9.2 Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "herein" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of


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

the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

         9.4 Entire Agreement. This Agreement, the Escrow Agreement (including all exhibits and schedules hereto and thereto), the Confidentiality Agreement and other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.

         9.5 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Cedara and Merger Sub may assign all or any of their rights hereunder to any affiliate, provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

         9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the Eligible Preferred Representatives, the Eligible Preferred Holders and the holders of Dissenting Shares under Article I, the Company's directors and officers under Section 5.6(c) and the persons entitled to indemnification under Article VIII.

         9.7 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

         9.8 Governing Law; Enforcement. This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the law of The Commonwealth of Massachusetts, without regard to conflicts of laws principles, except to the extent that the DGCL applies to the Merger. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in The Commonwealth of Massachusetts, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (a) consents to submit itself to the personal jurisdiction of the state courts of The Commonwealth of Massachusetts in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (d) consents to service of process by delivery pursuant to Section
8.4 hereof.


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

         9.9 Authorship. The Parties hereto agree that the terms and language of this Agreement are the results of negotiations between the Parties and, as a result, there shall be no presumption that any ambiguity in this Agreement shall be resolved against any Party to this Agreement.

         9.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE TO FOLLOW]





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         IN WITNESS WHEREOF, Cedara, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                             CEDARA SOFTWARE CORP.


                                             By: (signed) "Abe Schwartz"
                                                 -----------------------------
                                                 Name:  Abe Schwartz
                                                 Title: Chief Executive Officer


                                             C-E MERGER CORP.


                                             By: (signed) "Abe Schwartz"
                                                 -----------------------------
                                                 Name:  Abe Schwartz
                                                 Title: President


                                             eMED TECHNOLOGIES CORPORATION



                                             By: (signed) "Mark Smith"
                                                 -----------------------------
                                                 Name:  Mark Smith
                                                 Title: Chief Executive Officer




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

                             INDEX TO DEFINED TERMS

"Acquisition Agreement" has the meaning set forth in Section 7.1(i).

"Acquisition Proposal" has the meaning set forth in Section 4.2(a).

"Acquisition Proposal Interest" has the meaning set forth in Section 4.2(b).

"Agreement" has the meaning set forth in the preamble.

"Allocation Schedule" has the meaning set forth in Section 1.8(a).

"Blue Sky Laws" has the meaning set forth in Section 2.4(d).

"Business Day" has the meaning set forth in Section 1.2.

"Cedara" has the meaning set forth in the preamble.

"Cedara Benefit Plans" has the meaning set forth in Section 5.3(f).

"Cedara/Company Plan" has the meaning set forth in Section 5.3(b).

"Cedara Indemnified Parties" has the meaning set forth in Section 8.2.

"Certificate of Incorporation" has the meaning set forth in the preamble.

"Certificate of Merger" has the meaning set forth in Section 1.3.

"Charter Amendment" has the meaning set forth in Section 1.5.

"Claim" has the meaning set forth in Section 8.4.

"Closing Date" has the meaning set forth in Section 1.2.

"Closing" has the meaning set forth in Section 1.2.

"COBRA" has the meaning set forth in Section 2.15(h).

"Code" has the meaning set forth in Section 1.11(d).

"Company" has the meaning set forth in the preamble.

"Company Certificate(s)" has the meaning set forth in Section 1.8(b).

"Company Common Stock" has the meaning set forth in Section 1.8(b).

"Company Disclosure Schedule" has the meaning set forth in the first paragraph of Article II.


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


"Company Material Adverse Effect" has the meaning set forth in the first paragraph of Article II.

"Company Material Contract(s)" has the meaning set forth in Section 2.9(a).

"Company Option Plan" has the meaning set forth in Section 1.16(a).

"Company Preferred Stock" has the meaning set forth in Section 1.8(b).

"Company Representatives" has the meaning set forth in Section 4.2(a).

"compensation" has the meaning set forth in Section 4.1(a).

"Confidentiality Agreement" has the meaning set forth in Section 4.2(b).

"Contract" has the meaning set forth in Section 2.9(a).

"Copyrights" has the meaning set forth in Section 2.20(a).

"DGCL" has the meaning set forth in the preamble.

"Direct Claim" has the meaning set forth in Section 8.4.

"Dissenting Shares" has the meaning set forth in Section 1.15.

"Effective Time" has the meaning set forth in Section 1.3.

"Eligible Preferred" has the meaning set forth in 1.8(a).

"Eligible Preferred Certificate" has the meaning set forth in 1.8(b).

"Eligible Preferred Holders(s)" has the meaning set forth in 1.8(a).

"Eligible Preferred Representative(s)" has the meaning set forth in 1.12(a).

"Environmental Law" has the meaning set forth in Section 2.25(b).

"Equitable Exceptions" has the meaning set forth in Section 2.4(b).

"ERISA" has the meaning set forth in Section 2.15(b).

"ERISA Affiliate" has the meaning set forth in Section 2.15(a).

"Escrow Agent" has the meaning set forth in Section 1.13.

"Escrow Agreement" has the meaning set forth in Section 1.13.

"Escrow Fund" has the meaning set forth in Section 1.13.

"Exchange Act" has the meaning set forth in Section 2.3(c).



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"Financial Statements" has the meaning set forth in Section 2.6.

"GAAP" has the meaning set forth in Section 2.6.

"Governmental Authority" has the meaning set forth in Section 2.4(d).

"HIPAA" has the meaning set forth in Section 2.15(h).

"Indemnified Persons" has the meaning set forth in Section 5.6(a).

"Indemnified Party" has the meaning set forth in Section 8.4.

"Indemnifying Party" has the meaning set forth in Section 8.4.

"Information Statement" has the meaning set forth in Section 4.3.

"Insurance Policies" has the meaning set forth in Section 2.18(a).

"Intellectual Property" has the meaning set forth in Section 2.20(a).

"Interim Period" has the meaning set forth in Section 4.1(a).

"IRS" has the meaning set forth in Section 2.15(d).

"License Agreements" has the meaning set forth in Section 2.20(d).

"Licensed Intellectual Property" has the meaning set forth in Section 2.20(a).

"Lien(s)" has the meaning set forth in Section 2.4(c).

"Loss" has the meaning set forth in Section 8.2.

"Materials of Environmental Concern" has the meaning set forth in Section
2.25(b).

"Material Permits" has the meaning set forth in Section 2.12(a).

"Merger" has the meaning set forth in the preamble.

"Merger Consideration" has the meaning set forth in Section 1.8(a).

"Merger Sub" has the meaning set forth in the preamble.

"Merger Sub Common Stock" has the meaning set forth in Section 1.10.

"Most Recent Balance Sheet" has the meaning set forth in Section 2.6.

"Most Recent Balance Sheet Date" has the meaning set forth in Section 2.6.

"Mr. Smith" has the meaning set forth in Section 1.8.


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"New Cedara Employee" has the meaning set forth in Section 5.3(a).

"Owned Intellectual Property" has the meaning set forth in Section 2.20(a).

"Overtly Threatened" has the meaning set forth in Section 2.13.

"Party" or "Parties" has the meaning set forth in the preamble.

"Patents" has the meaning set forth in Section 2.20(a).

"Pension Plan" has the meaning set forth in Section 2.15(b).

"Permitted Liens" has the meaning set forth in Section 2.4(c)

"Person" has the meaning set forth in Section 2.3(c).

"Plans" has the meaning set forth in Section 2.15(a).

"Returns" has the meaning set forth in Section 2.19(b).

"Senior Management Closing Bonus" has the meaning set forth in Section 1.8(a).

"Senior Management Employee" has the meaning set forth in Section 1.8(a).

"Series J Preferred" has the meaning set forth in 1.8(a).

"Series K Preferred" has the meaning set forth in 1.8(a).

"Series L Preferred" has the meaning set forth in 1.8(a).

"Software" has the meaning set forth in Section 2.20(a).

"Stockholders" has the meaning set forth in the preamble.

"Substantially Vacant" has the meaning set forth in Section 2.17(f).

"Superior Proposal" has the meaning set forth in Section 4.2(b).

"Surviving Corporation" has the meaning set forth in Section 1.1.

"Tax" has the meaning set forth in Section 2.19(a).

"Tax Benefit" has the meaning set forth in Section 8.8.

"Termination Fee" has the meaning set forth in Section 7.2(b).

"Third Party Claim" has the meaning set forth in Section 8.4.

"Third Party Programs" has the meaning set forth in Section 2.20(r).


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"Trademarks" has the meaning set forth in Section 2.20(a).

"Welfare Plan" has the meaning set forth in Section 2.15(c).






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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 27, 2004

                                           CEDARA SOFTWARE CORP.


                                           By: /s/ Brian Pedlar
                                               --------------------------
                                           Brian Pedlar
                                           Chief Financial Officer